Form 10-K, Exhibit 13
period 1996-12-31
THOMAS GROUP INC
filed 1997-03-31
CIK 900017

                                                                     EXHIBIT 13


                             SPEED DRIVEN RESULTS
                        THOMAS GROUP 1996 ANNUAL REPORT

COMPANY PROFILE

Dallas-based Thomas Group is a global professional services company that improves its clients' competitiveness by focusing on Speed Driven Results(SM). In addition to Dallas, the company has regional headquarters in Detroit, Frankfurt and Singapore.

SUMMARY FINANCIAL DATA

                                                  FISCAL YEAR ENDED DECEMBER 31,
                                       (IN THOUSANDS, EXCEPT FOR PER SHARE DATA)

                                                    1996       1995       1994
                                                  --------   --------   --------
REVENUES                                          $ 72,029   $ 67,220   $ 52,460
NET INCOME                                           1,825      6,755         46
EARNINGS PER SHARE                                $   0.29   $   1.08   $   0.01

WORKING CAPITAL                                   $ 15,705   $ 20,001   $ 15,248
TOTAL ASSETS                                        38,890     40,157     27,567
TOTAL LONG-TERM OBLIGATIONS                          1,661      1,101        937
TOTAL STOCKHOLDERS' EQUITY                          31,512     31,051     22,277

AVERAGE SHARES OUTSTANDING                           6,299      6,258      6,103

                                  WHAT we do

Thomas Group works shoulder to shoulder with corporate leaders to achieve levels of performance that appear improbable, transforming their organizations into far more competitive firms that push ahead of the competition and stay ahead.

When companies respond to problems with internal initiatives, they frequently end up working on the symptoms instead of the root causes of non-responsiveness. It is difficult for managers to step back, identify the cultural barriers to competitiveness and remove them.

Thomas Group brings four marks of distinction that combine to help executives solve their most challenging dilemmas.

     RESULTS

     Thomas Group helps clients produce dramatic top- and bottom-line results. A holistic view drives performance improvements in areas such as product development, working capital management, manufacturing, resource utilization, customer responsiveness and growth.

     METHODOLOGY

     An approach called Speed Driven Results(SM) enables clients to simplify and shorten business processes and eliminate non-value added steps. The net effect includes accelerated results, optimal use of resources and improved quality.

     PEOPLE

     The process of change is managed by Resultants(SM), not consultants. The more than 190 Thomas Group Resultants(SM) are mature professionals who have experienced profit-and-loss accountability. Resultants average 52 years of age with 20 years in senior management positions.

     ACCOUNTABILITY

     An incentive-based fee structure partners Thomas Group with its clients to produce a win-win situation. A significant percentage of the Thomas Group fee is based on quantifiable results.

Thomas Group defines improvement, then attains the improvement, sustains the improvement and finally enhances the improvement measured in terms of top line, bottom line and cash line performance.

Thomas Group is a RESULTING company based on the timeless concept of delivering hard results using time as the driver versus the short-lived fads of the consulting community.



                                      ONE

                                 LETTER to our
                                  SHAREHOLDERS

Since becoming a public company in 1993, we have experienced two highly profitable years and two relatively disappointing years. Despite swings in our financial results, we have continually focused on long-term profitable growth and substantially increasing shareholder value. Part of my purpose in this letter is to provide our stakeholders, which includes our employees, who all have either stock or options, with a better understanding of what we have done since the Initial Public Offering to increase long-term stakeholder value. I will also share with you our vision for the company in the decade ahead as we prepare for global leadership in the professional services industry.

Shortly after the IPO, we established Vision 2000, our internal view of where we wanted Thomas Group to be early in the first decade of the 21st century. Our vision was and continues to be defined in terms of company values, market position, client perception, sales and profitability.

VALUES

We developed a statement formally reflecting our company values since its formation in 1978.

                  "EXCELLENCE FROM RESULTS THROUGH INTEGRITY,
                      FAIRNESS, SHARING OUR SUCCESSES AND
                 CARING FOR INTERNAL & EXTERNAL RELATIONSHIPS"

All of us at Thomas Group live by and practice these values in our daily lives. These values form a solid foundation for our long-term growth objectives and represent our commitment to provide our clients with high value-added products and services.

MISSION AND MARKET POSITION

We then established a Corporate Mission Statement that encapsulated our vision for the future:

              "BECOME THE WORLD'S LEADING SUPPLIER TO CORPORATIONS
               AND BUSINESS ENTITIES OF SPEED DRIVEN RESULTS(SM)
         THAT LINK AND INTEGRATE OUR CLIENT'S FUNCTIONAL PERFORMANCE TO
                  COMPETITIVENESS AND THE REAL CEO DILEMMAS."

Since Thomas Group's inception, our mission has been to develop RESULTING, a new accountable approach to the management consulting industry. Our RESULTING approach directly partners us

            ". . . our mission has been to develop RESULTING, a new accountable approach to the management CONSULTING industry."

                                           --Philip R. Thomas, Chairman and CEO



                                      TWO

      "We want to be a highly coveted business RESOURCE known for a proven track record of client RESULTS. We offer the most EXPERIENCED people available, implementing the best change methodology existing today. "

                                           --Philip R. Thomas, Chairman and CEO

with clients to achieve real results by enhancing their competitiveness. We achieve this goal using the application of Speed Driven Results(SM). The industry is now heading in the direction we predicted long ago: top management teams are looking for more top-and-bottom line results and, most important, service supplier compensation tied to these results.

Our ambitious objectives are natural extensions of our Mission Statement. We want to be a highly coveted business resource known for a proven track record of client results. We offer the most experienced people available, implementing the best change methodology existing today. Business is the interaction of all processes within an entity. To be successful, business requires a holistic and global perspective, fast tools, and quick responses to market shifts, competitive threats, and shifting political and economic climates. We want to be known for our disciplined processes, flexibly applied in various focused industries. We strive to be the most sought-after source of the best change management business processes in the world.

CLIENT PERCEPTION

We want our clients to see us as we see ourselves: uniquely capable of providing extremely high value products and services that contribute to solving management dilemmas. Currently, we are directly teamed with the top management of more than 30 diverse businesses whose combined sales exceed $20 billion.

STRATEGY

Having established our Vision, Values, Mission Statement and desired Client Perception; we formulated our Strategy. This strategy included involving the top 30 executives in the company plus a number of cross functional teams. The specific strategy that evolved has five key thrusts. Each incorporates a set of tactical actions to drive our performance and achieve our Vision. These thrusts are: People, Processes, Products, Visibility and Relationships.

     PEOPLE

     We established procedures to ensure that our people are the best trained and most experienced results oriented people in the consulting industry. These are people with a Speed Driven Results(SM) focus who know their role in the Thomas Group team and are held accountable for delivering high value-added RESULTS to our clients. These are tough people who have run businesses and have experienced profit and loss responsibility, able to stand shoulder to shoulder with top management teams of leading corporations and command respect through the results they deliver. These are people who can work across geographic borders to deliver consistent results to global clients. Our people help differentiate RESULTING from Consulting.



                                     THREE

     PROCESSES

     In order for our Resultants(SM) to be consistently effective across a wide range of industries, we continually revise our business processes of defining, achieving, sustaining, and enhancing our clients' improvement potential. Just as Resultants(SM) train clients to implement an ongoing review and improvement process, Thomas Group continually evolves its methodology to better meet the dynamic needs of its client base.

     PRODUCTS

     Thomas Group products are consistently and solidly built around change implementation, using time as the driver. We have used these same practices since we formed the company in 1978. Initially focusing on the application of these processes to the semiconductor and electronics industries from 1978-1986, we extended our range of applications to include manufacturing, distribution, capital goods and service companies. Having proven our methodology across many businesses, in 1996 we focused our efforts on market segments where we can add significant value to our clients and add to our high growth potential. We added expertise in logistics with software products in distribution management. We also added multi-media software products to provide distance learning and assistance with product knowledge issues experienced by salespeople. We acquired these software products to add breadth to our competitiveness solutions and add significantly to our client base.

     We also extended our product offerings by developing a Strategic Implementation product. This product provides our clients with a Strategic Process to rapidly respond to market shifts and fits the fundamentals of our Resultant's(SM) implementation methodology.

     VISIBILITY

     We aim to increase our visibility to top management globally. Most importantly, we recognize that the number one barrier to increased sales is that not enough companies know who we are and what dramatic improvements we offer. To address this issue we established a Growth Function in our organization to increase potential clients' awareness of our capabilities and desirability as a business partner. We developed a range of thrusts that are rapidly increasing our visibility to corporations' top management. In addition, we have opened an office in Asia that will allow significant growth in 1997. We also established six global business units, headed by experienced executives with industry credentials, to bring an industry segment focus to our overall marketing initiatives.



                                     FOUR

                        ". . . a BUSINESS PARTNER with
                    a disciplined METHODOLOGY that works."

                                           --Philip R. Thomas, Chairman and CEO

     RELATIONSHIPS

     One advantage of our successful record over the last 19 years is the establishment of a large number of positive relationships. In addition to historical relationships, we have more than 200 senior professionals who provide a wealth of senior-level contacts. We have defined a process that enables us to capitalize on these long-term contacts and turn them into new business. The business unit presidents of our six industry-focused segments and our geographic business presidents have extensive relationships that can accelerate our business growth.

WHAT HAPPENED IN 1996?

1996 was a year of tremendous progress coupled with tough decisions and considerable belt-tightening. Financial results for the year were disappointing due to many growth related issues and underperformance in our software subsidiaries. We experienced delays in the revenue stream anticipated from our automotive business unit. We also had delays in significant program starts and in the receipt of incentives with our biggest existing European contract. While delays, in general, should not materially affect our financial results, the combination of the magnitude of the contract delays and the current size of our company made a significant impact on 1996.

We view this problem as an issue of growth. As we increase our revenue levels, we will be able to absorb the occasional routine delay or disappointment. To solve this issue we invested in establishing a Growth Organization, expanded our New Business Acquisition Process and reorganized the company into stronger market related segments. Additionally, we increased spending at Interlink Technologies, one of our software subsidiaries, to improve market awareness of its inventory software solution product and to increase the product's applicability to a broader base of customers. We expect these 1996 investments to contribute effectively to earnings in 1997.

Let me share with you some examples of the progress in 1996 I mentioned earlier. The automotive business unit investment paid off late in the fourth quarter with a significant Big Three automaker contract. In the first quarter of 1997, we secured two contracts in the Asia/Pacific region through our newly established Singapore office. Top management at Interlink has been refocused and we expect this subsidiary to show improvement in 1997. Our European business also shows signs of real improvement as contracts are signed and we achieve our incentive revenues. Our Growth Organization and our New Business Acquisition Process are accelerating the number of qualified potential clients, and as it increases we improve our overall visibility in the marketplace.



                                      FIVE

WHERE ARE WE HEADED?

Vision 2000 established our goal of being a highly profitable, large company early in the first decade of the 21st century. We expect to reach our goal of exceeding a 25% growth rate (approximately twice the market) through the growth of our Core Business and through selective acquisitions. The acquisitions must provide geographic presence, compatible management methodologies, tools, and clients and must be quickly accretive to earnings on a stand-alone, fully absorbed cost of acquisition basis. Vision 2000 further sets a goal of being the leader in changing the way consulting companies operate.

We realize what top management of global companies really needs in the decade ahead-an outside, highly experienced, totally objective capability for teaming in the drive for global competitiveness. They will need a business partner with a disciplined methodology that works. They will need a company with a proven track record that is prepared to tie its compensation to the results it produces.

We intend to be the company that meets these market needs. We are now and strive to continue to be different from consulting organizations. This differentiation begins with our people and ends with our methodology and tools, all of which are second to none. Our ability to Define, Achieve, Sustain and Enhance dramatically improved results is the true differentiator.


/s/ PHILIP R. THOMAS,
Philip R. Thomas,
Chairman & CEO

                         [PICTURE OF PHILIP R. THOMAS]



                                      SIX

                            BUSINESS UNIT strategy

In September of 1996, we reorganized Thomas Group into 10 business units, supported by New Business Acquisition, Implementation, and Support processes. This is a substantial change from our historical geographical organization and one we believe better positions us for rapid revenue and earnings growth.

Leading each business unit is a president, and you will have the opportunity to get to know them in the pages that follow. Our business units are focused on five specific areas of management responsibility:

     o    Market segment development to drive revenue growth

     o    Operating profit

     o    Positioning of our products to address specific market segment issues

     o Working with clients in all phases of engagement to build enthusiasm, trust, and credibility

     o    Management and process discipline

Our 10 business units fall into three categories:

    INDUSTRY                                          GEOGRAPHY       SOFTWARE
    ---------------------------------------------     ------------    ---------
    AVIATION       MANUFACTURING      ELECTRONICS     ASIA/PACIFIC    BERMAC
    AUTOMOTIVE     EMERGING GROWTH    SERVICE         EUROPE          INTERLINK

Our 1997 operating plan and Vision 2000 growth strategy are implemented at the business unit and process level. Our vision is to provide a targeted competitiveness improvement product which is so compelling that it is in demand by companies worldwide as the number one methodology for defining, attaining, and sustaining dramatically improved results. On the following pages, we will describe our strategies and unique advantages that enable Thomas Group to deliver results worldwide.


/s/ ALEX W. YOUNG,
Alex W. Young,
President & COO

                          [PICTURE OF ALEX W. YOUNG]



                                     SEVEN
                          delivering RESULTS worldwide

For nearly 20 years, Thomas Group has helped company leaders transform their organizations and realize their commitment to change. Using a proprietary methodology focusing on Speed Driven Results(SM), Thomas Group professionals help leaders define, achieve, sustain and enhance their ability to: 1)respond to changing customer needs, and 2)outpace growing global competition.

In response to these business needs, the focus of Thomas Group's proprietary approach is a holistic, enterprise-wide change methodology using Total Cycle Time(SM). Total Cycle Time(SM) is the time elapsed from the moment a customer expresses a need until the moment that need is fulfilled and encompasses all of the macro processes within the business. It provides a single, quantifiable context that aligns all activities of an organization with customer needs.

That context is time. Speeding up processes produces a higher first-pass yield, which in turn produces higher quality as a byproduct. First-pass yield, a key measure of Total Cycle Time(SM) improvements, prevents organizations from falling into the trap of producing bad products faster. As first-pass yields increase throughout an organization, a new level of efficiency and accuracy is achieved without additional resource expenditures.

Through Total Cycle Time(SM) and first-pass yield improvements, clients accelerate growth improve their responsiveness to customers, accelerate new product design and introduction, increase quality and productivity, and liberate cash tied up in inventory, equipment and operations.

Thomas Group has recently expanded its methodology to include Strategic Implementation Services(SM). Using a proprietary approach that works in concert with the company's existing Speed Driven Results(SM) methodology, this new offering will enable Thomas Group clients to go beyond the performance to which they were entitled and achieve their strategic best.

These unique methodologies are implemented by seasoned professionals who forge dramatic change in the managerial mindset and corporate culture for embracing change. These professional business managers, called Resultants(SM) for their emphasis on producing client results, work with corporate leaders to cut through symptoms to reach the few critical core business challenges inhibiting improved responsiveness as well as revenue and earnings growth.

Thomas Group's vision is to provide a targeted competitiveness improvement product that is so compelling that it is demanded by companies worldwide. To successfully deliver this product on a global scale, Thomas Group has implemented a new operating structure designed to broaden company's presence before the world's corporate business leaders. This structure established 10 business


                                     EIGHT

                ". . . our CLIENTS are more comfortable knowing we have a PRECISE understanding of their business. . ."

                                             --Alex W. Young, President and COO

units, selected because of the degree of opportunity they offered the company. Six units have an industry focus, two have a geographic focus and two have a technology focus. Business unit presidents, and the Resultants(SM) who support them, are uniquely knowledgeable about the businesses and issues represented in their segments.

INDUSTRY BUSINESS UNITS

Thomas Group's Speed Driven Results(SM) methodology has been successfully applied during the past two decades with more than 200 engagements representing a wide range of industries. The hallmark of this methodology is its versatility in generating dramatic results for virtually any company whose corporate leaders are committed to change.

Though the company's methodology is applicable to all businesses that are committed to change, the automotive, aviation, electronics, emerging growth, manufacturing and services sectors provide the greatest opportunity for Thomas Group. The company's focus in these segments reflects a desire to further establish an industry specific reputation and develop additional subject matter expertise in industries where knowledge detail has become paramount.

"This facilitates the building of long-term relationships because our clients are more comfortable knowing we have a precise understanding of their business and are capable of solving their most pressing dilemmas," said Alex W. Young, President and COO.

This industry-targeted structure has already facilitated contract wins for Thomas Group. The automotive unit, for example, began work in the first quarter of 1997 on a program for a Big Three automaker. The unit also has made inroads with first- and second-tier automotive suppliers.

"The three most important objectives for companies in the automotive business today are speed, globalization and integration," said Lee Grubb, President of the automotive business unit and also chief financial officer of the company. "Our experience shows that the best way to achieve these

[PICTURE OF LELAND L. GRUBB JR.]
LELAND L. GRUBB JR.
BUSINESS UNIT: Automotive
PREVIOUS EXPERIENCE: Chief Financial
Officer and Senior Vice President,
Detroit Diesel

[PICTURE OF R. WAYNE GILL]
R. WAYNE GILL
BUSINESS UNIT: Emerging Growth
PREVIOUS EXPERIENCE: Director of
Manufacturing Operations, Siemens
Transmission Systems

[PICTURE OF GEOFFREY W. PACKWOOD]
GEOFFREY W. PACKWOOD
BUSINESS UNIT: Services
PREVIOUS EXPERIENCE: President,
ISC, a contract programming
company for financial services



                                     NINE

             "Thomas Group's Speed Driven Results(TM) METHODOLOGY
           gives our client's a competitive advantage by eliminating
                   barriers to timely product improvements."

                         -Tom Popek, President of the Electronics business unit

objectives is to optimize the high-level business processes using time as the driver throughout the entire organization."

Likewise, the aviation business unit, which serves an industry offering significant potential growth for the company, signed a contract with a large aircraft manufacturer early in 1997. "Aircraft manufacturers are integrating complex operations with new partners as a result of mergers and joint ventures, creating potential obstacles to efficient work practices," said Jimmy Houlditch, head of the aviation business unit. "The premium placed on speed in the aviation marketplace has never been greater. Thomas Group is an ideal business partner for those who want to succeed."

Manufacturing companies face challenges on many fronts such as low-cost competitors and high capital expenditure requirements. "Thomas Group's methodologies enable manufacturers to attain and sustain higher production levels with their existing infrastructure," said Bob Stephens, President of the manufacturing business unit. "Increased effectiveness frees up capacity that can be applied to achieving even greater results for our clients."

Thomas Group's roots are in the semiconductor industry, and the electronics business unit leverages this experience. "The deluge of new products from every competitor is fueling the need for shorter product development cycles. Thomas Group's Speed Driven Results(TM) methodology gives our clients a competitive advantage by eliminating barriers to timely product improvements," said Tom Popek, President of the electronics business unit.

In addition to the success of the automotive aviation and manufacturing business units, the electronics, emerging growth, and services business units also have been awarded new contracts in the first quarter of 1997.

GEOGRAPHIC BUSINESS UNITS

Through its international offices in Frankfurt and Singapore, the company helps corporate leaders around the globe achieve their vision for change on a multinational scale. Business units in Asia

[PICTURE OF JIMMY C. HOULDITCH]
Jimmy C. Houlditch
Business Unit: Aviation
Previous Experience: Senior Vice
President, Texas Instruments;
Chief Operating Officer, Allied Signal

[PICTURE OF ROBERT W. STEPHENS]
Robert W. Stephens
Business Unit: Manufacturing
Previous Experience: Executive Vice
President, DSC Communications

[PICTURE OF THOMAS J. POPEK]
Thomas J. Popek
Business Unit: Electronics
Previous Experience: President
and Chief Operating Officer,
Silicon Solutions



                                      TEN
and Europe each have signed major contract commitments during the first quarter of 1997.

The Asian market is an excellent opportunity for Thomas Group. "The Pacific Rim is exceptionally rich in local enterprises poised for international expansion, which will benefit greatly from our time-based management services," said Herby Locke, President of Thomas Group's Asia/Pacific business unit.

In addition, the European market continues to grow in the management consulting industry. "The market for our services is robust and we have now laid the foundation for significant growth in 1997 and 1998," said Tom Williams, President of Thomas Group's European business unit. Thomas Group has instituted many changes in its European operations so that the organization is now capable of long-term sustained growth.

SOFTWARE TECHNOLOGY BUSINESS UNITS

Thomas Group's software technology business units are focused on the delivery of products that can integrate with the company's existing methodologies. One example of this is Bermac Communication's SalesWare(TM) product. SalesWare offers the opportunity to create an advanced opportunity management system that can easily be imbedded into the client's own IT infrastructure. "Using Lotus Notes as a platform, Bermac's new products can be implemented as a custom application or as an `off-the-shelf' product. This product diversity adds fuel to Thomas Group's Speed Driven Selling(TM) strategy," said Bill Jackson, President of Thomas Group's software business units.

One of the tangible benefits of the Speed Driven Results(SM) methodology is that it frees resources that had previously been tied up in inventory. To further optimize inventory efficiencies, Thomas Group's Interlink Technologies subsidiary offers WHSE-LINK(TM), a software solution to complex inventory management problems. "WHSE-LINK(TM) provides instantaneous, real time information on inventory from the time it's received through the time it's shipped out," Jackson said.


[PICTURE OF HERBERT D. LOCKE]
Herbert D. Locke
Business Unit: Asia/Pacific
Previous Experience: President
of Asian Division, Texas Instruments

[PICTURE OF J. THOMAS WILLIAMS]
J. Thomas Williams
Business Unit: Europe
Previous Experience: Industrial
Facilities Policy Director,
U.S. Navy; Chief Financial Officer,
Long Beach Naval Shipyards

[PICTURE OF WILLIAM C. JACKSON]
William C. Jackson
Business Units: Bermac and Interlink
Previous Experience: President,
Office Products Division of Xerox



                                    ELEVEN

                               FINANCIAL section

CONTENTS
Selected Historical and Pro Forma Data                                       13

Management's Discussion and Analysis                                         14

Consolidated Balance Sheets                                                  18

Consolidated Statements of Operations                                        19

Consolidated Statements of Stockholders' Equity                              20

Consolidated Statements of Cash Flows                                        21

Notes to Consolidated Financial Statements                                   22

Report of Independent Public Accountants                                     34



                                    TWELVE
                    selected Historical and PRO FORMA DATA

The following table sets forth selected historical and pro forma financial information regarding the Company. This historical financial information has been derived from the audited financial statements of the Company. This information should be read in conjunction with, and is qualified by, the consolidated financial statements and notes thereto included in this Annual Report to Stockholders.

                                                                                                        YEAR ENDED DECEMBER 31,
                                                                            PRO FORMA

IN THOUSANDS, EXCEPT SHARE DATA          1996         1995         1994          1993          1993          1992          1991
                                   ----------   ----------   ----------    ----------    ----------    ----------    ----------
STATEMENT OF OPERATIONS:
Revenues                           $   72,029   $   67,220   $   52,460    $   44,586    $   44,586    $   36,635    $   26,763
Operating Expenses                     69,239       56,641       52,899        36,105        37,635        32,198        23,296
                                   ----------   ----------   ----------    ----------    ----------    ----------    ----------
Operating Income (Loss)                 2,790       10,579         (439)        8,481         6,951         4,437         3,467
Net gain on securities sale              --           --            479          --            --            --            --
Interest income (expense)                 252          524          105           (30)          (77)         (122)         (157)
                                   ----------   ----------   ----------    ----------    ----------    ----------    ----------
Income before Income Taxes              3,042       11,103          145         8,451         6,874         4,315         3,310
   Income Taxes                         1,217        4,348           99         3,254         2,644         1,725         1,250
                                   ----------   ----------   ----------    ----------    ----------    ----------    ----------
Net Income                         $    1,825   $    6,755   $       46    $    5,197    $    4,230    $    2,590    $    2,060
                                   ----------   ----------   ----------    ----------    ----------    ----------    ----------

Earnings per share                 $     0.29   $     1.08   $     0.01    $     1.00    $     0.81    $     0.57    $     0.47
Weighted average shares
and share equivalents               6,298,849    6,258,040    6,102,911     5,222,843     5,222,843     4,542,347     4,428,919

BALANCE SHEET-YEAR END:
Working Capital                    $   15,705   $   20,001   $   15,248          --      $   18,245    $    1,416    $    1,753
Total Assets                           38,890       40,157       27,567          --          30,954        15,703        10,481
Long-term Obligations, Including
   Current Maturities                   1,661        1,101        1,029          --           1,649         3,647         2,539
Redeemable Class A
   Common Stock                          --           --           --            --            --           5,000         5,000
Total Stockholders'
   Equity (Deficit)                    31,512       31,051       22,277          --          21,662        (1,501)       (3,494)

1993 PRO FORMA ADJUSTMENTS

A number of changes took place on or prior to the August 1993 closing of the company's initial public offering, including (i) termination of the company's obligation to make payments to Electronic Data Systems Corporation, whether in the form of interest, dividends or marketing fees, (ii) termination of the management agreement with Thomas Group Holding Company, (iii) commencement of an employment agreement with Mr. Thomas, and (iv) termination of royalty payments to TC Operating, Inc. Due to these changes, historical results of operations are not comparable prior to 1994 and may not provide the most meaningful information. Pro forma information has therefore been provided for 1993, and for consistency the comparison of results of operations for 1993 is based upon such pro forma information.



                                   THIRTEEN

                     MANAGEMENT'S discussion and ANALYSIS
                          of financial condition and
                             RESULTS of OPERATIONS

OVERVIEW

Thomas Group derives the majority of its revenues from monthly fixed and incentive (performance-oriented) fees for the implementation of Total Cycle Time and other business improvement programs. Performance-oriented fees are tied to improvements in a variety of client performance measures typically involving response time, asset utilization, productivity, and profitability. The company also provides, on a fixed fee basis, software solutions for certain business processes.

                                                         PERCENTAGE OF REVENUES
                                                    FOR YEAR ENDED DECEMBER 31,

                                                       1996      1995      1994
                                                     ------    ------    ------
Revenues                                              100.0     100.0     100.0
Cost of Sales                                          67.2      63.5      66.5
                                                     ------    ------    ------
Gross Margin                                           32.8      36.5      33.5
Selling, General and Administrative                    28.9      20.8      34.3
                                                     ------    ------    ------
Operating Income (Loss)                                 3.9      15.7      (0.8)
Interest Income, net                                     .3        .8        .2
Net Gain on Securities Sale                              --        --        .9
                                                     ------    ------    ------
Income before Income Taxes                              4.2      16.5        .3
                                                     ------    ------    ------

Net Income                                              2.5      10.0        .1
                                                     ------    ------    ------

1996 COMPARED TO 1995

RESULTS OF OPERATIONS - The company reported net income of $1.8 million or $0.29 per share, in 1996, a decrease of $5 million compared to $6.8 million or $1.08 per share, in 1995. Weighted average shares and share equivalents increased .7% compared to 1995.

     Net income declined in 1996 as a result of delays in anticipated new contract closings and increased spending on marketing, geographic expansion and business unit development. Additionally, net income was further reduced by losses at Interlink as that subsidiary increased spending on product improvements and additional selling efforts.

REVENUES - Revenues were $72.0 million in 1996, a 7% increase from $67.2 million in 1995. Revenues from the Business Improvement segment increased 3% to $63.4 million. Domestic revenues from this segment increased 25% to $45.4 million in 1996 due to additional contracts and improved program performance while European revenues declined 32% to $18.4 million in 1996. The decline in European revenues was a result of certain large programs ending before they were replaced with new business. The European sales process was less effective than the U.S. sales process in 1996. The disparity between their results led to Europe's transition to the U.S. sales process. Revenues from the Asia/Pacific region were $1.2 million in 1996. Incentive based revenues were 27% of total revenue in 1996 and 1995.

     Revenues from the Software Solutions segment increased 83% to $7 million due to the inclusion of Interlink operations for a full year in 1996 compared to five months in 1995. Bermac contributed revenues of $0.5 million in 1996.

     The company earned in excess of 10% of its total revenues from each of three clients in 1996, and from one client in 1995 and 1994. (See Note 10 of the Consolidated Financial Statements.)

COST OF SALES - Cost of Sales (COS) includes all costs associated directly with the generation of revenue. Such costs include certain personnel and facilities costs, program-related travel and entertainment, hardware costs, and incentive compensation expense.

     COS was $48.4 million, a 14% increase compared to $42.7 million in 1995. In response to increased levels of domestic business, the opening of a Singapore office and the establishment of industry focused business units, the company hired additional Resultants and direct cost personnel during 1996. During the fourth quarter of 1996, however, the company elected to scale back its personnel levels, particularly in its European and software operations, and incurred $0.5 million in related costs. The increase in the average number of Resultants, the inclusion of Interlink operations for a full year, the acquisition of Bermac, annual salary adjustments, and the additional cost of fourth quarter personnel adjustments



                                    FOURTEEN
increased the compensation component of COS by $7.3 million or 26% over 1995.

     Additionally, COS in 1996 includes $2.1 million of hardware purchases compared to $1.6 million in 1995. A $3.1 million decrease in incentive compensation expense partially offset the increases.

GROSS MARGIN - Gross margin decreased $1.0 million to $23.6 million or 32.8% of revenues from $24.6 million or 36.5% of revenues in 1995. The decline in the gross margin percentage is the result of several factors during 1996. First, in conjunction with increases in domestic business improvement contracts and several specific growth initiatives, the company hired a significant number of Resultants and other direct personnel in the first nine months of 1996. As the year progressed, company management made selective personnel reductions. The one time costs of these adjustments further reduced margin for the year.

     Second, company margins were further depressed by the decline in European revenues coupled with delayed contract closings in the Asia/Pacific and automotive business units. Third, margins in the Software Solutions segment were less than 1% in 1996; significantly less than expected and less than margins historically realized on Business Improvement programs.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - Selling, general and administrative expenses (SG&A) consist of all operating expenses not directly associated with the generation of revenue. A majority of SG&A expenses were for corporate personnel (including certain officers), non-program-related travel and entertainment, corporate facilities costs, and professional and legal costs.

     SG&A was $20.8 million or 28.9% of revenue in 1996, a 49% increase compared to $14 million or 20.8% of revenue in 1995. The company's 1996 growth initiatives were a major factor in the absolute increase in SG&A. The increased costs coupled with the company's lengthy lead time to close a contract contributed to the increase in SG&A as a percentage of revenue.

     Most of the sales and marketing related cost increases occurred in the second half of 1996 in conjunction with the decision to design an integrated marketing strategy for the company. As this strategy was developed, and sales and marketing headcounts increased, SG&A related personnel costs increased by more than $2.3 million as compared to 1995. As part of this strategy, the company focused on increasing its visibility in the marketplace and invested an additional $2.1 million on this initiative in 1996.

     Another part of the marketing strategy included the opening of a new office in Singapore, the acquisition of Bermac Communications and increasing Interlink's sales and marketing spending. The addition of these entities contributed $2.2 million to the increase in 1996 SG&A expense.

OTHER - The company's effective tax rate was 40% in 1996 compared to 39% in 1995. The company has a deferred tax asset of $1.5 million at December 31, 1996. Management believes that current and future levels of taxable income will be sufficient to realize the benefits of the deferred tax assets.

1995 COMPARED TO 1994

RESULTS OF OPERATIONS - Net income in 1995 was $6.8 million, or $1.08 per share, an increase of $6.7 million compared to $.05 million, or $.0l per share, in 1994. Weighted average shares and share equivalents increased 3% compared to 1994.

     Net income in 1995 improved as a result of improved program productivity, focused cost control and internal process improvements. The significant improvement in 1995 net income was also impacted by the absence of a substantial allowance for bad debts such as the $5.9 million charge recorded in the fourth quarter of 1994. In 1995 the company reversed $0.6 million of the reserve for doubtful accounts established in the fourth quarter of 1994.

REVENUES - Revenues were $67.2 million in 1995, a 28% increase from $52.5 million in 1994. Revenues from the Business Improvement segment increased 21% to $63.4 million. Domestic revenue from this segment increased 35% to $40.1 million while European revenues increased 20% to 27.1 million. Incentive based revenues were 27% of total revenues in 1995 compared to 29% in 1994. Revenues from the Software Solutions segment were $3.8 million, reflecting five months of operations for Interlink. (See Note 2 to the Consolidated Financial Statements.) The company did not have a Software Solutions segment in 1994.

COST OF SALES - COS was $42.7 million in 1995, a 22% increase compared to $34.9 million in 1994. During 1995 the company experienced increases in both new and continuing contract activity. In response to the heightened demand and increased level of business, particularly in Europe, the company hired additional Resultants. As a result of the additional Resultants, the addition of Interlink personnel, the change in the mix of U.S. and European employees, and annual salary adjustments, the compensation component of COS increased 14% in 1995 compared to 1994. Additionally, the costs related to mid-1994 expansions of the Dallas and Frankfurt offices are reflected for



                                    FIFTEEN
a full year in 1995. The company does not anticipate the need to significantly expand offices in the near term; however, the company will continue to hire Resultants as the need to staff new programs arises.

     COS also includes $1.6 million of Interlink hardware purchases which were not present in 1994, and incentive compensation which is based on company financial performance. Incentive compensation was $3.2 million in 1995 compared to $1.1 million in 1994.

GROSS MARGIN - Gross margin was $24.6 million, representing 36.5% of revenues in 1995 compared to $17.6 million and 33.5% of revenues in 1994. Gross margin improvements were due to increases in revenues and increased efficiency in the use of company resources.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES - SG&A was $14.0 million in 1995, a 22% decrease compared to $18.0 million in 1994. Excluding the effects of the $5.9 million charge for doubtful accounts in 1994, SG&A costs increased at a rate consistent with the growth rate of revenue. In 1995 the company also reversed $0.6 million of the 1994 reserve established for doubtful accounts. The $3.0 million absolute increase is due to the full year effects of various expansion efforts undertaken in mid-1994. These efforts included the addition of corporate staff as well as an increase in sales and marketing employees. As a result, the compensation component of SG&A increased significantly from 1994 to 1995. Sales and marketing efforts increased non-program-related travel by $0.5 million. Corporate facilities-related costs such as rent, depreciation and utilities increased to $2.4 million in 1995 from $1.7 million in 1994.

OTHER - The company's effective tax rate was 39% in 1995, a decrease from 68% in 1994. The rate in 1994 was unusually high due to low domestic taxable income and certain non-deductible expenses.

QUARTERLY RESULTS - The following table sets forth certain unaudited operating results for each of the four quarters in the two years ended December 31, 1996. The information has been prepared on the same basis as the audited financial statements and, in the opinion of the company, includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented.

                                                         1996                                             1995
                                              FOR THE THREE MONTHS ENDED                        FOR THE THREE MONTHS ENDED
IN THOUSANDS, EXCEPT PER SHARE DATA  MAR. 31, JUNE 30, SEPT. 30, DEC. 31,      YTD     MAR. 31, JUNE 30, SEPT. 30, DEC. 31,     YTD
                                     -------- -------- --------  --------  -------     -------- -------- --------  -------- -------
Revenues                             $ 19,256 $ 19,895 $ 17,327  $ 15,551  $72,029     $ 15,514 $ 16,320 $ 16,371  $ 19,015 $67,220
Operating Income (Loss)                 2,614    3,503      467    (3,794)   2,790        1,965    2,984    2,495     3,135  10,579
Income (Loss) before
   Income Taxes                         2,690    3,561      557    (3,766)   3,042        2,020    3,133    2,615     3,335  11,103
Net Income (Loss)                       1,615    2,172      345    (2,307)   1,825        1,212    1,880    1,590     2,073   6,755
Earnings (Loss) per share            $   0.25 $   0.34 $   0.05  $  (0.38) $  0.29     $   0.20 $   0.30 $   0.25  $   0.33 $  1.08
Weighted average shares
   and share equivalents                6,386    6,396    6,340     6,008    6,299        6,027    6,265    6,365     6,284   6,258
                                     -------- -------- --------  --------  -------     -------- -------- --------  -------- -------
STOCK PRICE (1)
High                                 $  15.75 $  20.00 $  18.63  $  14.63  $ 20.00     $  10.50 $  11.00 $  16.00  $  16.00 $ 16.00
Low                                  $  12.00 $  14.13 $  14.00  $   7.00  $  7.00     $   6.25 $   9.50 $  10.50  $  11.75 $  6.25
Close                                $  14.25 $  18.50 $  14.00  $   9.00  $  9.00     $  10.37 $  10.50 $  14.50  $  13.50 $ 13.50

(1) THE STOCK PRICES SET FORTH REPRESENT THE HIGHEST AND LOWEST SALES PRICES PER SHARE OF THE COMPANY'S COMMON STOCK AS REPORTED BY THE NASDAQ STOCK MARKET. THE PRICES REPORTED BY THE NASDAQ STOCK MARKET REFLECT INTER-DEALER PRICES WITHOUT RETAIL MARK-UP, MARK-DOWN OR COMMISSIONS, AND MAY NOT NECESSARILY REPRESENT ACTUAL TRANSACTIONS.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents decreased by $5.6 million in 1996 compared to a $7.3 million increase in 1995 and a $6.8 million decrease in 1994. The major components of these changes are discussed below.

CASH FLOWS FROM OPERATING ACTIVITIES - Operating activities provided positive cash flows in 1996 of $6.3 million compared to positive cash flows of $10.5 million in 1995 and negative cash flows of $4.5 million in 1994. These fluctuations are a direct result of fluctuations in profitability and the timing of tax



                                    SIXTEEN
payments. Cash flows provided by operating activities in 1996 and 1995 were used to fund capital additions and acquisitions. Accounts receivable balances more than 30 days past due at year end were $1.1 million, compared to $1.4 million at December 31, 1995 and $0.7 million at December 31, 1994. Days sales outstanding has also steadily improved from 81 days at the end of 1994 to 79 days at December 31, 1995 and 53 days at December 31, 1996.

CASH FLOWS FROM INVESTING ACTIVITIES - The use of cash for capital additions, capitalized software development costs and business acquisitions comprise most of the company's investing activities. Capital expenditures related primarily to CEO Center capacity expansion and computer hardware upgrades in 1996, CEO Center improvements in 1995, and corporate office, Dallas office and CEO Center expansion as well as the move of the Frankfurt office in 1994. In April 1996 the company made a $1 million payment to the former owners of Interlink for completed software development. The company anticipates 1997 capital expenditures will not exceed $2 million and will be primarily related to computer system upgrades and office infrastructure.

     In 1996 the company used $2.3 million cash to acquire Bermac Communications and in 1995 used $1.5 million cash to acquire Interlink Technologies. In 1994, cash provided by investing activities was positively impacted by a net $2.6 million associated with a securities sale in which warrants were exercised for stock and stock simultaneously sold for cash.

CASH FLOWS FROM FINANCING ACTIVITIES - Cash flows used in financing activities in 1996 were for the purchase of the company's stock for $3.3 million, the settlement of 1995 amounts due to affiliates and certain 1996 advances to affiliates.

     On December 4, 1996 the company entered into a $20 million revolving credit facility with Comerica Bank. This facility expires in December 2003 and includes a call option in December 2001. Additionally, the terms provide for a $1 million per quarter reduction in any outstanding balances after the first two years. Loans under this agreement bear interest at the prime rate or other options. This new agreement replaces the company's previous $6 million line of credit agreement. During 1996, the company did not incur any borrowings under this line of credit. At December 31, 1996 the company had only long-term obligations associated with its deferred compensation plan.

     As of February 28, 1997, the company has $1.1 million of borrowings outstanding on this facility which were used for working capital purposes. The company anticipates it may make limited use of its line of credit in the first and second quarters of 1997.

     In 1994 the Board of Directors approved a stock repurchase plan for up to 250,000 shares. The company purchased 7,000 shares in 1994, no shares in 1995, and 226,600 shares in 1996 under this plan. The remaining 16,400 shares are available to the company to purchase in the open market under this program.

FINANCIAL CONDITION - The company believes that its financial condition remains strong and that it has the financial resources necessary to meet its needs. Cash provided by operating activities and the company's credit facility should be sufficient to meet short and long-term operational needs.

"Safe Harbor" Statement Under The Private Securities Litigation Reform Act:

With the exception of historical information, the matters discussed in this report are "forward looking statements" as that term is defined in Section 21E of the Securities Exchange Act of 1934.

While the company believes that its strategic plan is on target and the business outlook remains strong, several important factors have been identified, which could cause actual results to differ materially from those predicted. By way of example:

o The competitive nature of the management consulting industry, in light of new entrants into the industry and the difficulty of differentiating the services offered to potential clients.

o The time required by prospective clients to fully understand the value and complexity of a typical Total Cycle Time(R) (TCT) program may result in an extended lead time to close new business.

o Performance-oriented fees are earned upon the achievement of improvements in a client's business. The client's commitment to a TCT(R) program and general economic/industry conditions could impact a client's business performance and consequently the company's ability to forecast the timing and ultimate realization of performance-oriented fees.

o The ability of the company to productively re-deploy personnel during program transition periods.

o The ability of the company to create alliances and make acquisitions that are accretive to earnings.

o The competitive nature of the software solutions industry and the speed at which technology changes to meet customer needs.



                                   SEVENTEEN

                          CONSOLIDATED balance SHEETS

                                                                       DECEMBER 31,
IN THOUSANDS, EXCEPT PER SHARE DATA                                  1996      1995
                                                                 --------  --------
ASSETS
Current Assets
Cash and cash equivalents                                        $  5,711  $ 11,273
Trade accounts receivable, net of allowances of $306 and $245      10,267    14,476
Accounts and notes receivable-affiliates                            1,500        --
Other assets                                                        3,944     2,257
                                                                 --------  --------
Total Current Assets                                               21,422    28,006

Net Property and Equipment                                          7,641     6,547
Capitalized Software Development Costs                              3,069       832
Other Assets                                                        6,758     4,772
                                                                 --------  --------
Total Assets                                                     $ 38,890  $ 40,157
                                                                 ========  ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities                         $  3,901  $  4,229
Accounts payable-affiliates                                            --     1,027
Income taxes payable                                                1,420     2,428
Advance payments                                                      396       294
Current maturities of long-term obligations                            --        27
                                                                 --------  --------
   Total Current Liabilities                                        5,717     8,005
Long-Term Obligations                                               1,661     1,101
                                                                 --------  --------
   Total Liabilities                                                7,378     9,106
                                                                 --------  --------

Commitments and Contingencies

Stockholders' Equity
Common Stock, $.01 par value; 12,500,000 shares authorized,
   6,179,117 and 5,983,903 shares issued                               62        60
Class B Common Stock, $.01 par value; 1,200,000 shares
   authorized, 185,189 and 152,133 shares issued and outstanding        2         2
Additional Paid-in Capital                                         20,143    18,094
Retained Earnings                                                  15,570    13,745
Cumulative Translation Adjustment                                     (32)      283
Treasury Stock, 295,991 and 90,603 shares, at cost                 (4,233)   (1,133)
                                                                 --------  --------
   Total Stockholders' Equity                                      31,512    31,051
                                                                 --------  --------
Total Liabilities and Stockholders' Equity                       $ 38,890  $ 40,157
                                                                 ========  ========


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



                                   EIGHTEEN
                     consolidated statement of OPERATIONS


                                                               YEAR ENDED DECEMBER 31,
IN THOUSANDS, EXCEPT SHARE DATA                         1996         1995         1994
                                                  ----------   ----------   ----------
Revenues                                          $   72,029   $   67,220   $   52,460
Cost of sales                                         48,401       42,651       34,901
                                                  ----------   ----------   ----------
Gross Margin                                          23,628       24,569       17,559
Selling, general and administrative                   20,838       13,990       17,998
                                                  ----------   ----------   ----------
Operating Income (Loss)                                2,790       10,579         (439)
Interest income, net                                     252          524          105
Net gain on securities sale                               --           --          479
                                                  ----------   ----------   ----------
Income before Income Taxes                             3,042       11,103          145
Income taxes                                           1,217        4,348           99
                                                  ----------   ----------   ----------

Net Income                                        $    1,825   $    6,755   $       46
                                                  ==========   ==========   ==========

Earnings per common and common equivalent share   $     0.29   $     1.08   $     0.01

Weighted average shares and share equivalents      6,298,849    6,258,040    6,102,911


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



                                   NINETEEN
                           consolidated statement of
                             STOCKHOLDERS' EQUITY

                                                       CLASS B    ADDITIONAL
                                            COMMON      COMMON       PAID-IN    RETAINED  TRANSLATION    TREASURY
IN THOUSANDS, EXCEPT SHARE DATA              STOCK       STOCK       CAPITAL    EARNINGS   ADJUSTMENT       STOCK       TOTAL
                                          --------    --------    ----------    --------   ----------    --------    --------
December 31, 1993                         $     57    $      1    $   15,706    $  6,944   $       --    $ (1,046)   $ 21,662

Issuance of 54,716 and 109,104 shares
   of Common Stock and of Class B                1           1           599          --           --          --         601
Tax benefit of non-qualified
   stock option exercises                       --          --           373          --           --          --         373
Redemption of 73,472 shares of Class B          --          (1)         (329)         --           --          --        (330)
Purchase of 7,000 shares of
   Common Stock                                 --          --            --          --           --         (75)        (75)
Net income                                      --          --            --          46           --          --          46
                                          --------    --------    ----------    --------   ----------    --------    --------
December 31, 1994                               58           1        16,349       6,990           --      (1,121)     22,277
Issuance of 180,944 and 223,790 shares
   of Common Stock and of Class B                2           3         2,308          --           --          --       2,313
Tax benefit of non-qualified
   stock option exercises                       --          --           575          --           --          --         575
Redemption of 186,755 shares of Class B         --          (2)       (1,843)         --           --          --      (1,845)
Performance guarantee by Mr. Thomas             --          --           705          --           --          --         705
Purchase of 735 shares of
   Common Stock                                 --          --            --          --           --         (12)        (12)
Foreign currency translation adjustment         --          --            --          --          283          --         283
Net income                                      --          --            --       6,755           --          --       6,755
                                          --------    --------    ----------    --------   ----------    --------    --------
December 31, 1995                               60           2        18,094      13,745          283      (1,133)     31,051
Issuance of 195,949 and 180,02 shares
   of Common Stock and of Class B                2           2         3,288          --           --          --       3,292
Tax benefit of non-qualified
   stock option exercises                       --          --           619          --           --          --         619
Redemption of 146,966 shares of Class B         --          (2)       (2,181)         --           --          --      (2,183)
Purchase of 226,600 shares of
   Common Stock                                 --          --            --          --           --      (3,340)     (3,340)
Reissuance of 19,742 shares of treasury
   stock through 401(K) plan, at cost           --          --            52          --           --         240         292
Discounted common stock options issued
   under employee stock option plans            --          --           271          --           --          --         271
Foreign currency translation adjustment         --          --            --          --         (315)         --        (315)
Net Income                                      --          --            --       1,825           --          --       1,825
                                          --------    --------    ----------    --------   ----------    --------    --------

December 31, 1996                         $     62    $      2    $   20,143    $ 15,570   $      (32)   $ (4,233)   $ 31,512
                                          ========    ========    ==========    ========   ==========    ========    ========


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.



                                    TWENTY
                           consolidated statement of
                                  CASH FLOWS

                                                                 YEAR ENDED DECEMBER 31,

IN THOUSANDS                                                1996        1995        1994
                                                        --------    --------    --------
Cash Flows From Operating Activities
Net income                                              $  1,825    $  6,755    $     46
Adjustments to reconcile net income to net cash
   provided by (used in) operating activities
   Depreciation and amortization                           3,274       2,038       1,229
   Net gain on securities sale                                --          --        (479)
   Revenue earned in warrants                                 --          --        (663)
   Allowance for doubtful accounts                           397         245       2,390
   Provision for expatriate costs                           (151)       (311)       (417)
   Other                                                     298          --         107
   Deferred taxes                                           (327)        621      (1,657)
Change in operating assets and liabilities
   (Increase)/decrease trade accounts receivable           3,415      (2,143)       (757)
   (Increase)/decrease other assets                       (2,914)       (496)     (1,692)
   Increase/(decrease) accounts payable and
     accrued liabilities                                     538       1,528         922
   Increase/(decrease) advance payments                      106        (812)     (2,392)
   Increase/(decrease) income taxes payable                 (201)      3,032      (1,104)
                                                        --------    --------    --------
Net Cash Provided By (Used In)
   Operating Activities                                    6,260      10,457      (4,467)
                                                        --------    --------    --------
Cash Flows From Investing Activities
Acquisition of subsidiary                                 (2,308)     (1,500)         --
Decrease (increase) in short-term receivable                 598        (572)         --
Capital expenditures                                      (3,109)     (1,714)     (3,805)
Exercise of warrants to acquire securities                    --          --      (2,625)
Proceeds from securities sale                                 --          --       5,226
Capitalization of software development costs              (1,659)        (83)         --
Other                                                       (250)       (230)         --
                                                        --------    --------    --------
Net Cash Used In Investing Activities                     (6,728)     (4,099)     (1,204)
                                                        --------    --------    --------
Cash Flows From Financing Activities
Purchase of treasury stock                                (3,340)        (12)        (75)
Proceeds from sale of treasury stock                         240          --          --
Proceeds from exercise of stock options                      986         495         229
Repayment of other long-term obligations                     (90)        (70)       (219)
Repayment of obligations to affiliate                     (1,027)         --          --
Net repayments from (advances to) affiliates              (1,700)        592      (1,085)
                                                        --------    --------    --------
Net Cash Provided By (Used In) Financing Activities       (4,931)      1,005      (1,150)
Effect of Exchange Rate Changes on Cash                     (163)        (32)         --
                                                        --------    --------    --------
Net Increase /(Decrease) In Cash and Cash Equivalents     (5,562)      7,331      (6,821)
Cash and Cash Equivalents
   Beginning of period                                    11,273       3,942      10,763
                                                        --------    --------    --------
   End of period                                        $  5,711    $ 11,273    $  3,942
                                                        ========    ========    ========



                                  TWENTY ONE

                             NOTES to CONSOLIDATED
                             FINANCIAL statements

NOTE 1

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) THE COMPANY - Thomas Group, Inc. (the "company") was incorporated under the laws of the State of Delaware in June 1978 and provides management services designed to improve the competitiveness and profitability of the company's clients. The company's specific methodology in its core product is known as Total Cycle Time and focuses on reducing the time spent on revenue-producing, product development and administrative processes, resulting in operational and financial improvements. The company also provides software solutions that focus on reducing process cycle times for certain business processes.

(b) BASIS OF PRESENTATION - The accompanying consolidated financial statements include the company and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

     Earnings per share is computed by dividing net income by the weighted average shares and share equivalents outstanding during the year. Fully diluted earnings per share and share equivalents are not presented because the result is not materially different.

     The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) WARRANTS - The company sold Warrants to purchase up to 175,000 shares of Common Stock at a price of $.001 per Warrant to the representatives of the Underwriters of the initial public offering. The Warrants are exercisable for a period of five years beginning on August 26, 1993 at an initial per share exercise price of $15.15, which represents 120% of the initial offering price.

(d) RECLASSIFICATIONS - Certain balance sheet amounts have been reclassified from the previously reported financial statements in order to conform with the current presentation.

(e) PROPERTY AND EQUIPMENT - Property and equipment are stated at cost less accumulated depreciation. Depreciation is provided by accelerated methods over the estimated useful lives of the various assets as follows:

        Furniture and fixtures                     5-7 Years
        Equipment                                  3-7 Years
        Leasehold improvements                    5-19 Years

(f) CAPITALIZED SOFTWARE DEVELOPMENT COSTS - Pursuant to Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," issued by the Financial Accounting Standards Board, the company is required to capitalize certain software development and production costs once technological feasibility has been achieved. The cost of purchased software is capitalized when related to a product which has achieved technological feasibility or that has an alternative future use. Capitalization of software development costs stops when the product is available for sale. For the year ended December 31, 1996 the company capitalized software costs amounting to $2.7 million. For the years ended December 31, 1995 and 1994, the company capitalized $1.0 million and $0, respectively. Software development costs incurred prior to achieving technological feasibility are charged to research and development expense.

     Capitalized software development and purchased software costs are reported at the lower of unamortized cost or net realizable value. Commencing upon initial product release, these costs are amortized based on the greater of (a) the ratio of current gross revenues for the product to total current and estimated future gross revenues for the product or (b) the straight-line method over the estimated life, generally three to five years. Fully amortized software costs are removed from the financial records. For the years ended December 31, 1996, 1995, and 1994, the company recorded $0.6 million, $0.1 million and $0 of amortization of capitalized software costs, respectively. Amortization of capitalized software costs is included in cost of sales in the accompanying consolidated statement of operations.

(g) INTANGIBLES - The company amortizes costs in excess of net assets acquired on a straight-line basis over the estimated benefit period, generally five to ten years. Patents and licenses are generally amortized on a straight-line basis over five years. The carrying value of goodwill, patents and licenses is evaluated



                                  TWENTY TWO
periodically in relation to the operating performance and future undiscounted net cash flows to the related business.

(h) REVENUES - The company derives its revenues from two primary sources: (1) contracts for traditional Business Improvement programs and (2) contracts for Software Solutions to specific business processes. Business Improvement program contracts specify fixed fees, or fixed fees plus incentives based on improvements achieved. Incentive (performance-oriented) revenues are based on agreed-upon formulas relating to improvements in customer-specific measures. Improvements are measured at time intervals specified in each contract. Both the company and the client agree to the measured improvements and the corresponding incentive fees earned by the company, thereby completing the earnings process. Fixed fees are recognized as revenue when earned, generally on a straight line basis over the life of the contract. Revenues from Software Solutions are generally recognized on either a straight line basis over the life of the client agreement or upon the achievement of certain project milestones. An allowance for doubtful accounts is provided when necessary and is determined on a client by client basis.

(i) ADVANCE PAYMENTS - The company occasionally receives advance payments of a portion of its fees. Advance payments are deferred upon receipt and credited against future revenue earned as specified by the contract.

(j) INCOME TAXES - Deferred income taxes are provided for temporary differences between the financial statement and income tax basis of assets and liabilities in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Provisions are made for estimated United States and foreign income taxes, less available tax credits and deductions, which may be incurred on the remittance of the company's share of foreign subsidiaries' undistributed earnings.

(k) CASH AND CASH EQUIVALENTS - Cash equivalents consist of highly liquid investments with original maturities of three months or less. At December 31, 1996, the company had approximately $1.1 million invested in tax-exempt funds and certificates of deposit.

(l) CONCENTRATION OF CREDIT RISK - The company provides its services primarily to a diverse group of large, well-established companies and does not require collateral on receivable balances.

(m) FOREIGN CURRENCY TRANSLATION - Beginning in 1995, all balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the accounting period. The resulting translation adjustment is recorded as a separate component of stockholders' equity. Prior to 1995, these translation gains and losses were included in income and were not significant. Income statement items are translated at average currency exchange rates.

NOTE 2

ACQUISITIONS

Effective July 1, 1996 the company acquired substantially all of the assets of Bermac Communications (Bermac) a multimedia software company, for approximately $2.3 million in cash. The acquisition was funded with cash from operations and accounted for under the purchase method of accounting. Terms of the acquisition provide for additional payments of $0.7 million, of which $0.2 million is for the completion of enhancements to software products and $0.5 million will be treated as additional goodwill. Bermac's results of operations have been included in the company's consolidated financial statements beginning July 1, 1996. Bermac's operations are not material in relation to the company's consolidated financial statements; therefore, pro forma financial information has not been presented.

     In August 1995, the company acquired substantially all of the assets of Interlink Technologies, Inc. ("Interlink"), a provider of paperless warehouse and distribution systems, for approximately $1.5 million in cash. The acquisition was funded with cash from operations and accounted for under the purchase method of accounting. Interlink's results of operations have been included in the company's consolidated financial statements beginning August 1, 1995.

     The company's unaudited pro forma consolidated results of operations for the years ended December 31, 1995 and 1994, assuming the acquisition of Interlink had occurred as of January 1, 1994, are as follows:

IN THOUSANDS                                                    1995       1994
                                                            --------   --------
Revenues                                                    $ 71,119   $ 57,036
Net Income (Loss)                                              6,422        (84)
Earnings (Loss) per common and common equivalent share      $   1.03   $   (.01)



                                 TWENTY THREE

     In connection with the Interlink acquisition, the company entered into a software development and consulting services agreement (the "Services Agreement") with the former principals of Interlink. The Services Agreement provides for the completion of development projects currently in process, as well as ongoing services by the former principals. The company is obligated for future payments under the Services Agreement based upon (i) completion of enhancements to Interlink's software products, (ii) the provision of consulting and other ongoing services, and (iii) the achievement of certain financial milestones. Contingent future payments are not expected to be material to the company's results of operations or financial position.

NOTE 3

OTHER ASSETS

                                                                   DECEMBER 31,
IN THOUSANDS                                                   1996        1995
                                                           --------    --------
Investment in joint venture                                $    100    $    100
Prepaid expenses                                              1,974       1,389
Cash surrender value of key-man life insurance                  726         554
Deferred compensation plan assets                             1,360         690
Receivable from employees for computers                          --         208
Deferred tax benefit                                          1,511       1,049
Goodwill, net                                                 1,153         189
Other intangibles, net                                          191         257
Income tax receivable                                         2,252          --
Investment in Texas Stadium Suite                               534         578
Notes receivable                                                 --         519
Long-term receivables                                           706       1,184
Other                                                           195         312
                                                           --------    --------
                                                             10,702       7,029
Less current portion                                         (3,944)     (2,257)
                                                           --------    --------
                                                           $  6,758    $  4,772
                                                           ========    ========

     On December 31, 1995, the company purchased a leasehold interest in a Texas Stadium suite for $0.6 million. (See also Note 11 to the Consolidated Financial Statements.) Amortization of the purchase price is provided on a straight-line basis over the remaining term of the lease, which expires on December 31, 2008.



                                  TWENTY FOUR

NOTE 4

PROPERTY AND EQUIPMENT

                                                                   DECEMBER 31,

IN THOUSANDS                                                   1996        1995
                                                           --------    --------
Equipment                                                  $  6,800    $  4,104
Furniture and fixtures                                        2,786       2,255
Leasehold improvements                                        5,280       4,115
Equipment under capital leases                                  395         395
Construction in process                                           6       1,065
Automobiles                                                     176         176
                                                           --------    --------
                                                             15,443      12,110
Less accumulated depreciation and
   amortization, including $384 and $372
   respectively, relating to capital leases                  (7,802)     (5,563)
                                                           --------    --------
                                                           $  7,641    $  6,547
                                                           ========    ========

NOTE 5

LONG-TERM OBLIGATIONS

                                                                   DECEMBER 31,

IN THOUSANDS                                                   1996        1995
                                                           --------    --------
Capital lease obligations and other                        $    301    $    438
Deferred compensation plan                                    1,360         690
                                                           --------    --------
                                                              1,661       1,128
Less current portion                                             --         (27)
                                                           --------    --------
                                                           $  1,661    $  1,101
                                                           ========    ========

Minimum lease payments required under non-cancelable operating leases subsequent to December 31, 1996, are as follows:

IN THOUSANDS                                                    OPERATING LEASES
------------                                                    ----------------
1997                                                                       2,753
1998                                                                       2,480
1999                                                                       1,358
2000                                                                       1,052
2001                                                                         926
Thereafter                                                                 1,578
                                                                        --------
                                                                        $ 10,147
                                                                        ========


                                  TWENTY FIVE

     The company leases office space, vehicles and various types of office equipment. Rent expense related to operating leases totaled $3.1 million for 1996, $1.8 million for 1995, and $2.7 million for 1994 (which includes a $0.3 million charge for lease abandonment).

NOTE 6

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                   DECEMBER 31,

IN THOUSANDS                                                      1996      1995
                                                                ------    ------
Accounts payable and accrued liabilities                        $3,038    $2,989
Accrued payroll and bonuses                                        627       643
Accrued employee benefits                                          236       597
                                                                ------    ------
                                                                $3,901    $4,229
                                                                ======    ======

NOTE 7

INCOME TAXES

Federal, state and foreign income tax net expense consists of the following:

                                                         YEAR ENDED DECEMBER 31

IN THOUSANDS                                           1996      1995      1994
                                                     ------    ------    ------
Current tax expense
   Federal                                           $  629    $1,861    $  685
   State                                                253       219        81
   Foreign                                              711     1,647       990
                                                     ------    ------    ------
                                                      1,593     3,727     1,756
                                                     ------    ------    ------

Deferred tax expense (benefit)
   Federal                                             (336)      567    (1,483)
   State                                                (40)       54      (174)
                                                     ------    ------    ------
                                                       (376)      621    (1,657)
                                                     ------    ------    ------
                                                     $1,217    $4,348    $   99
                                                     ======    ======    ======

The following reconciles income tax expense at the federal statutory rate to the actual tax expense:

                                                        YEAR ENDED DECEMBER 31,

IN THOUSANDS                                           1996      1995      1994
                                                     ------    ------    ------
Income taxes at statutory rate                       $1,034    $3,775    $   50
Effect on taxes resulting from:
   State taxes                                           49       273       (93)
   Foreign taxes                                         87       264        39
   Other (primarily
     permanent differences)                              47        36       103
                                                     ------    ------    ------
                                                     $1,217    $4,348    $   99
                                                     ======    ======    ======



                                   TWENTY SIX

     Significant components of the company's net deferred tax assets (liabilities) for federal and state income taxes are as follows:

                                                                   DECEMBER 31,

IN THOUSANDS                                                     1996      1995
                                                               ------    ------
Fixed assets                                                   $  597    $  195
Allowance for doubtful accounts                                   340       212
Foreign tax receivable                                            631       495
Computer software                                                (382)       41
Research and development                                          (58)      (87)
Investment in affiliates                                          (27)      (27)
Accrued expenses                                                  121        97

Goodwill                                                           20        --
Deferred compensation                                             254        --

Other, net                                                         15       123
                                                               ------    ------
                                                               $1,511    $1,049
                                                               ======    ======

     Management believes that current and future levels of taxable income will be sufficient to realize the benefits of the deferred tax assets.

     The domestic and foreign source components of income (loss) before taxes are as follows:

                                                        YEAR ENDED DECEMBER 31,

IN THOUSANDS                                         1996       1995       1994
                                                 --------   --------   --------
Domestic sources                                 $    984   $  6,726   $ (2,021)
Foreign sources                                     2,058      4,377      2,166

NOTE 8

EMPLOYEE BENEFIT PLANS

The company sponsors a 401(k) retirement plan. The company, at its discretion, matches a portion of the participants' contribution. Participants are vested in the company's matching contribution after five years of full-time service and may join the plan January 1 and July 1. Matching contribution expense was $0.4 million, $0.3, and $0 million for 1996, 1995 and 1994, respectively.

     In 1994, the company established a non-qualified deferred compensation plan. Participation is limited to officers and key employees. Assets of the plan were $1.4 million and accrued liabilities were $1.4 million at December 31, 1996 and are recorded in the long term section of the balance sheet.

     The company has incentive compensation plans covering all full-time employees and a separate incentive compensation program for certain key executive officers, including Mr. Philip Thomas. Mr. Thomas' employment agreement provides that, except for certain company-provided benefits, all of his compensation is incentive-based. The aggregate incentive compensation paid under these plans was $0, $3.2 million, and $1.1 million in 1996, 1995 and 1994, respectively. (See also Note 11 to the Consolidated Financial Statements.)

     The company self-insures its medical costs associated with injury and hospitalization to its employees and their dependents up to a limit of $50,000 per person per plan year. Insurance is purchased for claims in excess of the self-insurance limits. The current program also has contractual caps on the total aggregate claims the company is obligated to fund in any plan year. The company had an accrual for outstanding claims of approximately $0.1 million to cover any loss incurred, including those not yet reported, through December 31, 1996.

NOTE 9

LITIGATION

On December 29, 1993, the company filed suit against Revlon Consumer Products Corporation claiming the company was entitled to incentive (or performance-oriented) fees totaling approximately $3.9 million. This litigation and all related



                                 TWENTY SEVEN
litigation was settled, resulting in a charge to earnings of $3.2 million in the fourth quarter of 1994 and a receivable of $0.7 million, reflecting the present value of payments to be received over a five-year period beginning July 15, 1995. Payments of $0.2 million each were received in July 1996 and 1995.

     The company has become subject to various claims and other legal matters in the course of conducting its business. The company believes that such claims and other legal matters should not have a material adverse effect on the company's consolidated results of operations or financial condition.

NOTE 10

SEGMENT DATA AND SALES TO MAJOR CUSTOMERS

The company conducts its business primarily in two business segments, Business Improvement Services and Software Solutions. Information regarding these two segments follows:

                                  BUSINESS
                               IMPROVEMENT    SOFTWARE
IN THOUSANDS                      SERVICES   SOLUTIONS    CORPORATE       TOTAL
                                 ---------   ---------    ---------    --------
1996
Sales to unaffiliated clients    $  65,011   $   7,018    $      --    $ 72,029
                                 ---------   ---------    ---------    --------
Operating income (loss)          $  20,898   $  (2,600)   $ (15,508)   $  2,790
                                 ---------   ---------    ---------    --------
Identifiable assets              $  18,918   $   6,590    $  13,382    $ 38,890

1995
Sales to unaffiliated clients    $  63,392   $   3,828    $      --    $ 67,220
                                 ---------   ---------    ---------    --------
Operating income (loss)          $  23,013   $     370    $ (12,804)   $ 10,579
                                 ---------   ---------    ---------    --------
Identifiable assets              $  22,979   $   3,202    $  13,976    $ 40,157

1994
Sales to unaffiliated clients    $  52,460   $      --    $      --    $ 52,460
                                 ---------   ---------    ---------    --------
Operating income (loss)          $  12,072   $      --    $ (12,511)   $   (439)
                                 ---------   ---------    ---------    --------
Identifiable assets              $  15,436   $      --    $  12,131    $ 27,567

     The company conducts its business primarily in three geographic areas, North America, Europe and Asia. Information regarding these areas follows:

IN THOUSANDS                   NORTH AMERICA        EUROPE        ASIA   CORPORATE       TOTAL
                               -------------      --------    --------   ---------    --------
1996
Sales to unaffiliated clients      $  52,463      $ 18,357    $  1,209   $      --    $ 72,029
                                   ---------      --------    --------   ---------    --------
Operating income (loss)            $  14,956      $  3,158    $    184   $ (15,508)   $  2,790
                                   ---------      --------    --------   ---------    --------
Identifiable assets                $  21,663      $  3,693    $    152   $  13,382    $ 38,890

                                                                                          1995
Sales to unaffiliated clients      $  40,125      $ 27,095    $     --   $      --    $ 67,220
                                   ---------      --------    --------   ---------    --------
Operating income (loss)            $  13,366      $ 10,017    $     --   $ (12,804)   $ 10,579
                                   ---------      --------    --------   ---------    --------
Identifiable assets                $  20,399      $  5,782    $     --   $  13,976    $ 40,157

1994
Sales to unaffiliated clients      $  29,792      $ 22,668    $     --   $      --    $ 52,460
                                   ---------      --------    --------   ---------    --------
Operating income (loss)            $   1,373(1)   $ 10,699    $     --   $ (12,511)   $   (439)
                                   ---------      --------    --------   ---------    --------
Identifiable assets                $  10,213      $  5,223    $     --   $  12,131    $ 27,567

(1) INCLUDES $5.9 MILLION ALLOWANCE FOR DOUBTFUL ACCOUNTS.



                                 TWENTY EIGHT

     The following table indicates those clients whose revenues were in excess of 10% of consolidated revenues in any of the three years ended December 31, 1996. These clients are all in the Business Improvement services segment.

IN THOUSANDS                 NORTH AMERICA  % OF TOTAL       EUROPE   % OF TOTAL
                             -------------  ----------       ------   ----------
Year Ended December 31, 1996
   Client 1                        $ 5,708          8%      $ 1,937          3%
   Client 2                        $ 7,746         11%           --         --
   Client 3                        $ 4,068          6%      $ 5,305          7%

Year Ended December 31, 1995
   Client 1                        $ 5,846          9%      $ 6,250          9%

Year Ended December 31, 1994
   Client 1                        $ 6,989         13%      $11,264         22%

NOTE 11

RELATED PARTY TRANSACTIONS

PHILIP R. THOMAS - Principal Stockholder - Mr. Thomas did not earn incentive compensation in 1996 and therefore executed a $1.5 million promissory note, due September 25, 1997, for advances made to him. Mr. Thomas executed a similar $1.1 million promissory note, repaid on September 5, 1995, for advances made to him in 1994. These notes carry an interest rate of prime plus 1/4%.

     The company has entered into a 25-year lease agreement with Mr. Thomas for land on which the CEO Center is situated and a separate agreement to lease guest accommodations situated on Mr. Thomas' adjacent property. These leases provide for monthly payments of $12,960 through November 30, 2016. This rate was determined by evaluating average occupancy rates and costs of comparable facilities in the area. On December 31, 1995, the company prepaid the guest accommodations lease in its entirety. The $0.9 million prepayment represents a discount of $0.6 million (computed on a net present value basis) from the lease payments to which Mr. Thomas was entitled. The prepayment is included in Other Assets, and is being amortized on a straight-line basis over the term of the lease.

     On December 31, 1995, the company agreed to purchase Mr. Thomas' interest in a Texas Stadium luxury suite for $0.6 million. The purchase price was established by an independent third party that facilitates similar transactions.

     Late in 1995, Mr. Thomas executed a $0.7 million promissory note to the company, in connection with his guarantee of a client's account receivable. On December 31, 1995 the note and all interest was prepaid and recorded as a contribution to paid-in capital.

     During 1994 the company engaged Integrated Security Systems, Inc. ("ISSI"), to supply security equipment and services at company offices. Payments to ISSI totaled $0.4 million in 1994. Effective February 16, 1994, ISSI entered into a five-year agreement with TGHC to provide the services of Gerald K. Beckmann, director of the company, as chairman of the Board of ISSI for $0.1 million annually. The agreement with TGHC was terminated effective May 1995. Mr. Thomas is the beneficial owner of 23.3% of ISSI's common stock.

     The company has employed two sales executives whose focus is acquiring new business through relationships in the investment banking community. Supporting these executives, the company incurred costs of approximately $0.6 million, $0.5 million and $0.4 million in 1996, 1995, and 1994, respectively. These executives have an ownership interest in Celerity Partners, a limited partnership (the "Partnership") which invests in companies whose competitiveness within a particular industry may be significantly improved. The general partner of the Partnership a limited liability company, in which Mr. Thomas, Mr. Beckmann, and Mr. Jim Dykes (company directors) own 40%, 15% and 1% equity interests, respectively. Mr. Beckmann also serves on the board of directors of the general partner. The company's board of directors has precluded Mr. Thomas from negotiating or approving contracts with any potential client in which the Partnership holds or is negotiating an ownership interest.



                                 TWENTY NINE

     OTHER AFFILIATES - In 1996 the company advanced Mr. Thomas Williams $0.2 million. Mr. Williams executed a promissory note due December 18, 2000. In 1994, the company advanced Mr. Beckmann $0.1 million. Mr. Beckmann executed promissory notes due November 30, 1995 which were repaid, with interest, on December 31, 1995. Mr. Williams' and Mr. Beckmann's notes carried an interest rate equal to the rate the company would pay on its primary borrowing facility.

     A summary of current receivables from affiliates follows:

                                                                   DECEMBER 31,

IN THOUSANDS                                                      1996     1995
                                                                 ------   ------
Philip R. Thomas - incentive compensation advances               $1,500   $   --
Other affiliates - long term                                     $  200   $   --

A summary of transactions with affiliates follows:

                                                        YEAR ENDED DECEMBER 31,

IN THOUSANDS                                                  1996   1995   1994
                                                              ----   ----   ----
Philip R. Thomas:
Real estate and other rentals paid to Mr. Thomas              $262   $301   $332
Payments to ISSI for security systems                           --     94    350
Payments to BERMAC for custom
   computer software - prior to acquisition                    388    139    592
Other Affiliates:
Loans to Gerald K. Beckmann                                     --     --    102
Loans to Thomas Williams                                       200     --     --

NOTE 12

SELLING, GENERAL AND ADMINISTRATIVE

Included in 1994 SG&A expenses is a charge of $5.9 million to establish reserves for doubtful receivables on completed contracts. First, pursuant to the February 15, 1995 settlement of a 1993 lawsuit with Revlon Consumer Products Corporation ("Revlon"), the company recorded a charge of $3.2 million in the fourth quarter of 1994, as part of a confidential settlement agreement. Prior to this settlement, the company and its legal counsel were confident that, had the matter proceeded to trial, the company would have prevailed. Consequently, the company made no provision for reserves prior to the settlement date. Due to the significant amount of time and resources being consumed by the litigation, the company concluded the settlement was in the best interests of the company.



                                    THIRTY

     Second, by mutual agreement the company and a client terminated a contract. The client was experiencing liquidity difficulties and a $1.5 million reserve was established against the outstanding receivable balance of $2.1 million. This client remained current on their agreed-upon payment plan to the company through July 1996 and then filed for bankruptcy protection. The remaining receivable balance is fully reserved at December 31, 1996.

     Third, in 1993 the company offered terms on a program which permitted a client to defer payment until December 31, 1994. The client refused to pay the outstanding receivable, alleging that a certain performance target was not met. The company established a bad debt reserve in the amount of the entire $0.7 million receivable. (See Note 11 to the Consolidated Financial Statements.)

     Fourth, the company was involved in a dispute with a client regarding $0.6 million in fees invoiced prior to 1994. This matter was resolved in December 1994, resulting in a charge of $0.4 million against a reserve previously established and a charge of approximately $0.3 million in the fourth quarter of 1994. The remaining $0.2 million reserve was recorded in the fourth quarter of 1994 to provide for the settlement of disputes with two other clients.

NOTE 13

FINANCING AGREEMENT

At December 31, 1996, the company maintained a $20 million revolving credit agreement with Comerica bank which was increased on December 4, 1996 from a $6 million line of credit. This agreement expires in December 2003 and includes a call option in December 2001. Additionally, terms of the agreement provide for a $1 million per quarter reduction in any outstanding balances after the first two years. Loans under this agreement bear interest at the prime rate or other similar options. The company did not borrow funds under the revolving line of credit agreements at any time during 1996. During 1996, 1995 and 1994 the company paid no interest and paid commitment fees of $22,000, $23,000 and $20,000, respectively.

NOTE 14

COMMON STOCK AND STOCK OPTIONS

Shares of Common Stock and Class B Common Stock are identical, except that holders of Class B Common Stock have no voting rights.

     The company grants incentive and non-qualified stock options and has reserved 2,425,000 shares of Common Stock and 675,000 shares of Class B Common Stock for issuance. Options to purchase shares of the company's Common Stock and Class B Common Stock have been granted to directors, officers and employees. The majority of the options granted become exercisable at the rate of 20% per year, and generally expire ten years after the date of grant.

     Of the 1,367,625 Common Stock options outstanding at December 31, 1996, 271,319 contain a provision whereby the option can be exercised by using shares of Class B Common Stock previously acquired through the exercise of Class B stock options and held for more than six months, to pay all or a portion of the option holder's exercise price. The tender of Class B Common Stock to pay for all or a portion of the exercise of Common Stock options is credited against the exercise price at the then fair market value of Class B Common Stock. The fair market value of Class B Stock is 70% of the then quoted closing price on the NASDAQ for the company's Common Stock.

     The company has elected to continue to account for stock options issued to employees in accordance with APB opinion 25, "Accounting for Stock Issued to Employees". In February 1996 the company granted options to officers and employees at an exercise price lower than the market price of the stock at the date of grant. The total related deferred compensation expense was $0.9 million which will be recognized as the options vest. The total 1996 compensation cost of $0.2 million was recorded as an increase in equity. On December 1, 1994, the company repriced certain outstanding common stock options to $6.75, the fair market value of the company's common stock on that date.

     Effective for the year ended December 31, 1996, the company was required to adopt the disclosure portion of the Statement of Financial Accounting Standard No. 123 (SFAS No. 123), "Accounting for Stock Based Compensation." This statement requires the company to provide pro forma information regarding net income applicable to common shareholders and net income per share as if compensation cost for the company's stock options had been determined in accordance with the fair value assumptions used for grants in 1996 and 1995 as follows: dividend yield of 0% for all years; expected volatility of 65%; risk free interest rates ranging from 5% to 7%; and expected lives ranging from 3.84 to 6 years. Had compensation



                                  THIRTY ONE
cost for the company's stock option plans been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                              1996         1995
                                                             ------       ------
Net Income
   As reported                                               $1,825       $6,755
                                                             ------       ------
   Pro forma                                                 $1,245       $6,674

Earnings Per Share
   As reported                                               $ 0.29       $ 1.08
                                                             ------       ------
   Pro forma                                                 $ 0.20       $ 1.07

     A summary of the status of the Company's stock options to employees as of December 31, 1996 and 1995 and changes in the years then ended is presented below.

COMMON OPTION SHARES

                                              1996                           1995
                                               WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                       SHARES    EXERCISE PRICE       SHARES    EXERCISE PRICE
                                   ----------  ----------------   ----------  ----------------
Outstanding at beginning of year      949,597            $10.16    1,004,686            $ 9.88
   Granted                            656,415            $ 9.60      180,000            $11.81
   Exercised                         (196,120)           $11.19     (170,251)           $10.74
   Forfeited                          (42,267)           $ 9.11      (64,838)           $ 8.86
                                   ----------            ------   ----------            ------
Outstanding at end of year          1,367,625            $ 9.78      949,597            $10.16
                                   ==========            ======   ==========            ======

Options exercisable at year end       680,761            $10.18      676,126            $10.67
                                   ==========            ======   ==========            ======

Weight average fair value of options
   granted during the year                               $ 7.61                         $ 7.27

COMMON B OPTION SHARES

                                             1996                          1995
                                              WEIGHTED AVERAGE              WEIGHTED AVERAGE
                                     SHARES     EXERCISE PRICE     SHARES     EXERCISE PRICE
                                   --------             ------   --------             ------
Outstanding at beginning of year    203,202             $ 4.47    437,592             $ 2.81
   Granted                               --                 --         --                 --
   Exercised                       (180,622)            $ 4.57   (223,790)            $ 1.40
   Forfeited                        (10,220)            $ 1.57    (10,600)            $ 1.90
                                   --------             ------   --------             ------
Outstanding at end of year           12,360             $ 5.42    203,202             $ 4.47
                                   ========             ======   ========             ======

Options exercisable at year-end      12,360             $ 5.42    200,662             $ 4.46
                                   ========             ======   ========             ======



                                  THIRTY TWO

     The following table summarizes information about stock options outstanding at December 31, 1996.

COMMON OPTIONS

                                   OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                       -------------------------------------------  -----------------------
                                         WEIGHTED
                                          AVERAGE         WEIGHTED                 WEIGHTED
                                        REMAINING          AVERAGE                  AVERAGE
                                       CONTRACTUAL        EXERCISE                 EXERCISE
   EXERCISE PRICE      OUTSTANDING     LIFE (YEARS)          PRICE  EXERCISABLE       PRICE
-----------------      -----------     -----------        --------  -----------    --------
$  0.00 - $  5.44           45,175            1.62            4.35       41,373        4.73
$  6.00 - $  7.94          614,167            6.61            7.42      193,807        6.73
$  8.00 - $  9.88          144,318            8.71            8.10       61,292        8.12
$ 10.00 - $ 13.75          384,276            2.95           12.13      324,262       12.32
$ 14.00 - $ 16.88          161,836            8.97           15.31       54,908       15.30
$ 17.00 - $ 19.13           17,853            9.49           18.52        5,119       18.54
                         ---------                                      -------
                         1,367,625                                      680,761
                         =========                                      =======

COMMON B OPTIONS

                                   OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                     --------------------------------------------     ------------------------
                                         WEIGHTED
                                          AVERAGE        WEIGHTED                     WEIGHTED
                                        REMAINING         AVERAGE                      AVERAGE
                                      CONTRACTUAL        EXERCISE                     EXERCISE
EXERCISE PRICE       OUTSTANDING      LIFE (YEARS)          PRICE     EXERCISABLE        PRICE
--------------       -----------      -----------        --------     -----------     --------
        $ 5.33             2,400              .02            5.33           2,400         5.33
        $ 5.44             9,960              .17            5.44           9,960         5.44
                          ------                                           ------
                          12,360                                           12,360
                          ======                                           ======

NOTE 15

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                 FOR THE YEAR ENDED DECEMBER 31,

IN THOUSANDS, EXCEPT SHARE DATA                           1996     1995     1994
                                                        ------   ------   ------
Interest paid                                           $    1   $    8   $   62

Income taxes paid                                        4,176    1,920    2,255

Receipt of Class B Common Stock in payment of
   exercise price of Common Stock options                  273    1,845      330

Acquisition of Texas Stadium Suite
   in exchange for note payable to Mr. Thomas               --      578       --

Prepayment of lease for CEO Center facilities
   in exchange for a note payable to Mr. Thomas             --      876       --

Repayment of loan by Mr. Thomas via
   offset with TGI prepayment of facilities lease           --      705       --



                                 THIRTY THREE

                             REPORT of Independent
                              public Accountants

[BDO LOGO]

Thomas Group, Inc.
Irving, Texas

We have audited the accompanying consolidated balance sheets of Thomas Group, Inc. as of December 31, 1996 and 1995 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Group, Inc. at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


[BDO SIG]
Dallas, Texas
March 3, 1997



                                 THIRTY FOUR

CORPORATE INFORMATION

Corporate Headquarters                         Interlink Technologies, Inc.
5215 North O'Connor Boulevard                  5221 North O'Connor Boulevard
Suite 2500                                     Suite 500
Irving, Texas 75039-3714                       Irving, Texas 75039-3714
Telephone: (972) 869-3400                      Telephone: (972) 501-3650
Fax: (972) 869-6501                            Fax: (972) 501-3651

Dallas Office                                  Germany
5221 North O'Connor Boulevard                  Thomas Group GmbH
Suite 500                                      Aculeum
Irving, Texas 75039-3714                       Hahnstrasse 43
Telephone: (972) 869-4100                      60528 Frankfurt am Main
Fax: (972) 401-4230                            Germany
                                               Telephone: + 49 (0) 69 665 38 0
Detroit Office                                 Fax: + 49 (0) 69 665 38 299
201 W. Big Beaver Road
Suite 201                                      Singapore
Troy, Michigan 48084                           Thomas Group Asia Pte. Ltd.
Telephone: (810) 528-5110                      Level 36, Hong Leong Building
Fax: (810) 528-3271                            16, Raffles Quay
                                               Singapore 048581
CEO Center                                     Republic of Singapore
3104 Highway 956                               Telephone: + 65 321 8935
Ethel, Louisiana 70730                         Fax: + 65 225 9060
Telephone: (504) 683-4557
Fax: (504) 683-4575

Bermac Communications, Inc.
5221 North O'Connor Boulevard
Suite 500
Irving, Texas 75039-3714
Telephone: (972) 501-3600
Fax: (972) 501-3601



                                 THIRTY FIVE

DIRECTORS AND EXECUTIVE OFFICERS               J. Fred Bucy
                                               Director
Philip R. Thomas                               Retired President and
Chairman of the Board and                      Chief Executive Officer
Chief Executive Officer                        Texas Instruments Incorporated

Alex W. Young                                  Hollis L. Caswell
President, Chief Operating Officer             Director
and Director                                   Retired Senior Vice President,
                                               Unisys Corp.
Leland L. Grubb, Jr.
Vice President                                 John T. Chain
Chief Financial Officer                        Director
and Treasurer,                                 Retired Executive Vice President
President, Automotive Business Unit            Burlington Northern Railroad

Herbert D. Locke                               James E. Dykes
Vice President,                                Director
President                                      President and
Asian/Pacific Business Unit                    Chief Operating Officer
                                               Intellon Corporation
J. Thomas Williams
Vice President                                 CORPORATE INFORMATION
President, European Business Unit              TRANSFER AGENT
                                               Harris Trust and Savings Bank
Roger A. Crabb                                 5050 Renaissance Tower
Legal Counsel and Secretary                    1201 Elm Street
                                               Dallas, Texas  75270
Donald J. Almquist                             Telephone: (214) 658-0200
Director                                       Fax: (214) 658-0222
Retired Chairman, President and
Chief Executive Officer                        LEGAL COUNSEL
Delco Electronics Corporation                  Haynes & Boone, L.L.P.
                                               901 Main Street
Gerald K. Beckmann                             3100 NationsBank Plaza
Director                                       Dallas, Texas 75202-3789
President and
Chief Executive Officer                        AUDITOR
Integrated Security Systems, Inc.              BDO Seidman, L.L.P.
                                               2323 Bryan Street
                                               Suite 1800
                                               Dallas, Texas 75201


FORM 10-K AND OTHER FINANCIAL
INFORMATION REQUESTS
A copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission and other financial information is available without charge upon written request to Investor Relations, Thomas Group, Inc., 5215 N. O'Connor Boulevard, Suite 2500, Irving, Texas 75039

ANNUAL MEETING
The Annual Meeting of Shareholders will be held on May 15, 1996 at 9:00 a.m. Central Time in the Company's offices, 5215 N. O'Connor Boulevard, Suite 2500, Irving, Texas 75039-3714

STOCK MARKET INFORMATION AND RELATED SHAREHOLDER MATTERS
The Company's Common Stock trades on the NASDAQ National Market System under the symbol TGIS. At December 31, 1996, the company had approximately 133 holders of record of its Common Stock. The Company has paid no cash dividends and the Company intends to retain future earnings in order to provide funds for use in the operation and expansion of the business.



                                  THIRTY SIX

[THOMAS GROUP LOGO]




                                  THIRTY SEVEN