Form 10-K405, Exhibit 13
period 1997-12-31
THOMAS GROUP INC
filed 1998-04-15
CIK 900017

                                                                      EXHIBIT 13

================================================================================
                               THE QUEST FOR SPEED
================================================================================

THE CAR WAS A DARK BLUR trailing a mile-long plume of dust as it ripped across the desert floor. The scene was a familiar one to the support crew and a handful of reporters watching the ThrustSSC vehicle from the observation post. Dozens of times in the previous three weeks, the car, carefully prepped, had rolled onto the flats of Black Rock Desert in Nevada. The driver, RAF pilot Andy Green had fired up its twin Rolls Royce jet engines and pushed the limits of speed attainable in a land vehicle. Days before, the ThrustSSC had already broken the former speed record. This time, with ideal conditions and the car performing at its technical best, Green kept increasing fuel flow to the monstrous engines as he made his approach to the timed area that would clock his official speed.

The ThrustSSC (Super Sonic Car) had been designed with its rear wheels, which steer the car, set asymmetrically, giving it an unusual three-point stance. The entire design was radical. In 1992, project leader Richard Noble had begun this quest for speed with a dream to be the first to break the speed of sound on land, but with absolutely no experience in designing or building cars. Noble's final design broke tradition with much of the conventional thinking regarding aerodynamics, power and control. With 110,000 horsepower, it was the most powerful land vehicle ever built. Today's run would be the ultimate test of the soundness of Noble's breakthrough concept.

NOW, WITH BOTH HANDS firmly gripping the violently shaking steering wheel, Andy Green's eyes flicked back and forth between the blurry painted line on the dry salt lake bed and the array of instruments in the cockpit. At these speeds, if the terrific wind velocity shoved the nose of the car up as little as an inch the vehicle would become airborne. The threat of disaster was measured in centimeters and fractions of a second.

An observer would have found it difficult to know just how fast the vehicle was traveling on this particular run, but the technical crew had remote sensors that tracked the data Green was watching on his cockpit gauges. As the speed continued to climb, the incredible force of wind friction and the slight roughness of the roadway began to make the vehicle even harder to control. The gauges flirted with the redline, but Green pushed on. Only weeks before at this very site American Craig Breedlove, a veteran land speed record holder, had attempted to beat Noble's team to be the first to exceed Mach One in a land vehicle. His Spirit of America rocket car had careened out of control and was destroyed. Amazingly, Breedlove had escaped with only minor injuries.

TENSION AND THRILL MINGLED among the members of the press and Richard Noble's largely-British support crew as Green's speed climbed past the current land speed record. Suddenly, just as Green accelerated past the first timing pylon, a collective gasp went up from the watching crowd as a distant boom was both heard and felt. In a moment, however, realization swept the observers that this noise was cause for jubilation, rather than for concern. What they had just witnessed was the first time man had ever broken the speed of sound on land. An exultant roar went up as the ThrustSSC held its course and sped through the measured mile to make it official: a new land speed record of

763.035 mph (Mach 1.020). The date was October 15, 1997, exactly 50 years and one day after pilot Chuck Yeager first penetrated the sound barrier in his famous flight of the "Glamorous Glennis."

WHAT DOES IT TAKE TO BECOME FAST - really fast? For twenty years, Thomas Group, Inc. has helped major corporate clients become fast companies - fast to produce goods and services - fast to respond to customer needs - fast to develop new products. Many of the same principles and methods that led to the success of the ThrustSSC project are mainstays in the Thomas Group toolkit: careful planning, unconventional thinking, and a commitment to streamlining and removing barriers that block the way to maximum performance.

The quest for speed begins with the INSPIRATION of the ultimate goal, often championed by a single visionary. It requires the IDENTIFICATION of the steps required and the potential barriers to success. For those involved, the quest for speed demands

INFORMATION, discovering the "how to" by acquiring necessary skills and knowledge. Next comes the IMPLEMENTATION of the project, along with the installation and careful monitoring of a set of measurement "gauges." Then, as the quest for speed becomes reality, a process of INTERNALIZATION must occur, if the newly acquired speed levels are to become repeatable and sustainable. These are the steps the ThrustSSC team went through to achieve world record speed. These are the same steps Thomas Group clients are led through to achieve their competitive advantage through speed. Known as "the Five I's ProcessSM," and it is only part of the methodology, and one of over 100 management tools the Thomas Group ResultantsSM have at their disposal when "partnering" with client companies to help them achieve their best performance levels.

In 1978, Philip R. Thomas acted on his dream. Encouraged by his 20 years of success in applying speed-based solutions in the electronics industry, he founded a company dedicated to producing tangible results for corporate clients. By focusing on cause and effect relationships, Thomas was able to design methods that, while incredibly functional, were often not found in management textbooks. By viewing organizations as a series of connected processes, and streamlining each of those processes, Thomas transformed client companies into fast, agile, competitive leaders. He developed a careful set of measurements (referred to as a "cockpit chart") which keeps client companies on track as their overall speed climbs higher and higher.

The results have been astonishing. Over the course of a typical engagement a Thomas Group client will...

-  ACCELERATE REVENUE GROWTH

-  CUT DELIVERY LEAD TIMES AND TIME-TO-MARKET BY
   MORE THAN 50%

-  IMPROVE TOTAL WORKFORCE PRODUCTIVITY BY 25%

-  REDUCE INVENTORIES BY 50%

-  PRODUCE SIGNIFICANT IMPROVEMENTS IN RETURN ON ASSETS

-  INCREASE OPERATING PROFIT BY UP TO 10% OF SALES

These impressive top- and bottom-line results are the direct result of transforming client companies into faster, more competitive organizations. The consistency with which these results can be obtained has allowed Thomas Group to accept incentive-based fees on many projects. This very unusual "share the risk" approach epitomizes Thomas Group's commitment to the client-partnering relationship. It assures potential clients that, indeed, they will achieve their goals. Thomas Group shares the risk - and the reward - by partnering with clients across a wide range of industries.

"ACHIEVING WORLD-CLASS SPEED." This summarizes the lofty goal of Thomas Group's responsibility to client companies. Increasingly, however, clients have asked Thomas Group to apply the same effective speed-based methods to their strategic growth initiatives. Early successes indicate that 20 years of "best practices" can be readily applied to creating fast response to growth opportunities in virtually any industry. This allows Thomas Group to facilitate not only maximum operational results for clients, but also help them leverage "fast-ops" capabilities into entirely new markets.

Richard Noble's quest for speed ended with success in the Black Rock Desert when his car broke through the sound barrier. Surely, someone else will push the speed record even higher, and many more will likely fail trying. But none can ever attain the goal of "first" again. For Thomas Group, however, the potential for new success is virtually unlimited. By expanding the PRODUCTS offered for fast operations, strategy and growth, by expanding the MARKETS served through regional divisions around the world, and by expanding the INDUSTRIES served through multiple business units, Thomas Group anticipates a new era of fast growth.

FOR THOMAS GROUP, INC., THE QUEST FOR SPEED HAS JUST BEGUN.

================================================================================
                               FROM THE CHAIRMAN
================================================================================

TO OUR SHAREHOLDERS:

As Thomas Group enters its twentieth year and our fifth as a public company, we have established ourselves as a market leader in transforming our corporate clients into fast companies. We were the first to apply proven cycle time reduction methods to all linked processes through a proprietary methodology we named Total Cycle Time(R) (TCT). We proved that, not only did our clients make tremendous financial gains, they also gained in the areas of quality, customer responsiveness, and overall competitiveness. These factors drive enhanced shareholder value for our clients. TCT has remained our primary product, our core competency. As more and more companies reap the benefits of TCT, there is an even greater urgency for their competitors to embrace a fast process culture. If they do not, they may soon be unable to compete at all.

The commitment to speed within a company has become as fundamental as the wheels on a car. Consider the basic elements of a car: a chassis with wheels, a steering mechanism, a powertrain to make it go, and brakes to make it stop. Your family sedan shares all of these same characteristics with the ThrustSSC, the car that shattered the speed barrier in 1997. So what makes the ThrustSSC different from your car? The ThrustSSC has been engineered to go very fast - it has efficient systems, special designing, a dedicated and experienced support team, and the best tools and technology. The ThrustSSC is a perfect analogy of what Thomas Group does for our growing list of client companies - provide them the means to move ahead very fast.

This year's annual report theme, "The Quest for Speed" is particularly relevant to what I view as an unprecedented need for Thomas Group services. I have observed a sharply increased recognition for the importance of speed in business. If you read business and trade publications you have undoubtedly seen the proliferation of recent articles linking "speed" and "competitiveness." They are playing the Thomas Group song. And, as you will see in my comments to follow, we have carefully and systematically laid the foundation to capitalize on this opportunity.

Thomas Group's future growth will be partially due to our offering multiple types of services to meet a broader range of needs for our clients. We have invested heavily in research and development to produce the next generation of Thomas Group products. By applying the fundamental element of speed to the drivers of the dilemmas our clients face, we have historically produced Speed Driven ResultsSM. Now we are using our best practices and vast store of intellectual property to develop methods that address our clients' strategic growth needs. We not only maximize clients' current operations, but we can now provide the systems and tools that will prepare them to take advantage of future opportunities. We think of this new, continuing relationship with clients as helping them by getting BETTER, BROADER, and BOLDER. This lets us work with clients whose primary focus is on strategic growth. It also encourages ongoing relationships with our current and former TCT clients. The common theme to each of these engagement opportunities is enhancing shareholder value.

================================================================================
                                PHILIP R. THOMAS
                                CHAIRMAN AND CEO
================================================================================

Last year we announced the formation of our business units, designed to address an ever-increasing number of industries and geographic markets. Our business unit presidents and their support teams are veterans of their industries, steeped in the Thomas Group methodology. This structural change has proven to be a wise move. Because of their subject matter expertise, the business unit teams can transfer our proven techniques into a customized set of solutions for the dilemmas facing clients in their specific industries. Our Automotive unit, headed by Lee Grubb, and our Aviation unit, led by Jim Houlditch have created the greatest growth in new engagements, compared to their 1996 totals. The Electronics unit, under Don McDonald, is aggressively pursuing new engagement models. Bob Stephens has changed the title for his unit, which was formerly called simply "Manufacturing" to Consumer and Industrial Products, to more clearly identify with the outputs of his clients. Under the leadership of Tom Williams, our European unit has generated impressive new sales. In Asia, the economic crisis has created an unusual challenge for Herby Locke. Although the monetary exchange situation makes it more difficult for them to pay us, the Asian clients have a more pressing need for our services than ever before. Because unusual times call for unusual solutions, Herby is developing long-range relationships through which we can assist our Asian clients in using speed to recover more quickly from their dilemmas during their economic crises. I am happy to report that business-under-development of all business units points to a strong 1998.

We have recently added a new business unit to address the needs of the utilities industry. Faced with a new era of deregulated competition, utility companies are having to learn a new way of doing business. With our experience in changing processes, systems and cultures, Thomas Group is uniquely capable of making agile competitors out of these slow-moving service providers. The utilities industry represents one of our greatest growth opportunities. In 1997, Alex Young, Thomas Group president and chief operating officer accepted the challenge of investigating the potential of this market and developing an operating plan for launching our new Utilities business unit. He successfully built the support team, developed the necessary materials and tools, and initiated valuable contacts with senior utility executives. As a Thomas Group veteran and peer to these executives, Alex has succeeded in capturing their attention at a time when they are inundated with calls from consultants. At Alex's request to carry this opportunity forward to its expected growth and profitability, Alex is now devoting his full energy and attention to this important project as president of the Thomas Group Utilities business unit.

With this shift in Alex's role, we called upon J. Thomas Williams, currently president of our European unit, to assume the responsibilities of corporate president and chief operating officer. Tom is a most capable, bottom-line-oriented executive, focused on increasing shareholder value. He has improved the European business unit performance in less than two years as unit president. His background includes financial management, strategic planning, resource management, and large-scale organizational change. As a captain in the
U. S. Navy, he planned and oversaw the restructuring of eight naval shipyards, saving $2.6 billion over five years. He earned an MBA from Harvard University.

At 51 years of age, Tom represents an important part of our succession plan, as we look forward to those who will lead Thomas Group in the years to come. In tandem with Tom's appointment I have asked him to share responsibilities with me by forming the Office of the Chief Executive, which will consist of Tom and me. My focus will be on top-line revenue growth, while Tom will focus on bottom-line profitability.

Another change that helps pave the way to expanded growth and profitability is the decision to take a charge for certain capitalized assets in our software unit. It is now apparent that values originally placed on capitalized software for certain products were unrealistic. This decision eliminates a substantial non-cash expense that has dragged down earnings of the software business since acquisition. Bill Jackson, president of the Software business unit, has

================================================================================
                               J. THOMAS WILLIAMS
                               PRESIDENT AND COO
================================================================================
completed necessary technical modifications and product repackaging, and has added the sales resources necessary for bringing this business unit to profitability in 1998.

We changed the name of the software units to provide improved consistency and a sense of cohesiveness. The new name is Thomas Group Information Technologies. This also reflects a renewed commitment to our original intent with these acquisitions: leverage our traditional engagement relationships into the acquisition of cutting-edge technical tools that support our essential speed-driven methodology, plus provide access to their impressive customer lists. Our sales- and education-related products represent advanced systems that provide fast information and performance in the selling and learning cycles. Our other primary software product is an advanced warehouse inventory management system that is an essential tool for obtaining real-time information on reducing costly inventories and raising warehouse productivity so TCT methods can be consistently applied.

While much of our expectation for the future lies in revenue growth, we have not overlooked our costs. We have instituted firmer cost controls in all areas of our business. We are gaining improved utilization of our assets. For instance, we are now making our high-tech CEO Center in Louisiana available for use by outside corporate clients as the ultimate conference center. We have tightened our internal rules for business under commitment to improve the accuracy and conservative nature of our projections. We have redesigned the measurements we use that drive our incentive compensation, thus improving the predictability of results and providing a smoothing of our revenues.

The steps we have taken during the year have successfully laid the necessary foundation for building the strong, rapidly growing organization we can be. By building on the three elements of expanded products, expanded markets, and expanded industries, our future should be dynamic and prosperous.

Every quest begins with a vision. We believe we have now designed and implemented the structure necessary to see the Thomas Group vision become reality.


/s/ PHILIP R. THOMAS

Philip R. Thomas
Chairman and CEO

================================================================================
                                 THOMAS GROUP'S
                                QUEST FOR SPEED
================================================================================

Thomas Group excels in developing fast, competitive companies; yet our own growth has not met our expectations. During 1997 we implemented a number of organizational, financial and strategic changes designed to put us on the fast track. While the improved financial controls will continue to benefit the cost side of our business, our future revenue growth will be driven by three variables: an expanded line of PRODUCTS/SERVICES, delivered to an ever-increasing number of geographic MARKET AREAS, customized to the needs of more and more INDUSTRIES. Beginning with our initial public offering date (IPO), the chart below illustrates how these variables have begun to affect our growth over the last four years, and how the increase in each will drive our future growth exponentially.

EXPANDING PRODUCTS

We developed the concept of applying fast cycle time to all processes in an organization, a proprietary methodology we call Total Cycle Time (TCT). The financial impact to clients has been enormous, with additional benefits in quality improvement and increased competitiveness. Our effectiveness has been largely due to our ability to link DRIVERS to RESULTS, using the fundamental element of

                                           *planned
                             GROWING EXPONENTIALLY BY
                              EXPANDING INDUSTRIES,
                               MARKETS AND PRODUCTS

SPEED to achieve improvement. Speed Driven Resultssm became our name for the "deliverable," a descriptor that conveys both what we do, and how it benefits the client. Over the years, the challenge has been to determine if Speed Driven Results could be achieved in a variety of industries and processes. We have discovered that our methods are fully transferable. We have successfully run programs for clients in industries as diverse as airline food service catering, discount retail, financial services, as well as the more traditional heavy manufacturing and electronics industries.

There are pitfalls, however, in being essentially a one-product company. Some viable prospective clients believe "cycle time" programs are for manufacturing only, in spite of our many successes in non-manufacturing environments. Others have attempted to install some form of cycle time program in the past, often with poor results. Traditionally, by the design of our TCT programs, our engagements have been limited to a specific length, usually 18 to 30 months. Although we have often secured multiple engagements from a single client by taking TCT to other divisions, subsidiaries, and even supply-chain companies, each engagement was usually a finite, one-time intervention.

In late 1996, we created an internal Research and Development task force to investigate opportunities


Dean Langford, President,
OSRAM Sylvania (left), and
Bob Stephens, President,
Thomas Group Consumer &
Industrial Products, discussing
one of OSRAM's many unique
lighting solutions.

for us to deliver Speed Driven Results in non-operational venues. We discovered two areas of broad concern to our clients that could be greatly impacted by our methods: STRATEGY and GROWTH. Upon close examination we realized that strategy (planning and directing movements to achieve objectives) and growth (expanding through market-share, new markets, alliances, joint ventures, etc.) are really focused on a common goal: identifying and taking advantage of viable OPPORTUNITIES. By using Thomas Group's speed driven methods clients can be the first to spot opportunities and quickest to exploit them to their advantage. We are calling this new product model Opportunity Cycle Management (OCM). It opens the door for us with clients who have a non-operational focus, while providing a valid means for continuous client engagement, rather than a finite, fixed-term relationship. We refer to this expanded role with our clients as helping them to:
      o be BETTER (operations)
      o be BROADER (growth opportunities)
      o and be BOLDER (strategic opportunities)

We will refine this exciting new product through 1998 in our initial engagements, with the expectation that it could produce 20% to 30% of our total revenues within the next few years.



THOMAS GROUP'S INCREASING ROLE
IN IMPROVING CLIENT COMPANIES'
MARKET VALUE

Our Research and Development task force is already at work on further product development. One clear area of interest is the implementation of Information Technology systems, where our experience in process refinement and barrier removal can give us a distinct competitive advantage over the typical technical provider. Our software products (available through the Thomas Group Information Technologies business unit) will be more aggressively cross-sold to our clients, while we begin approaching the software client base with our TCT and OCM products. We will also be aggressively considering other alliances, joint ventures, and cross-selling opportunities that would give us access to new clients and provide an expanded menu of compatible products.

We anticipate expanding alternate engagement options, such as offering shorter term initial programs. This allows new client companies to experience Thomas Group capabilities prior to committing to a long-term implementation contract. By offering our assessment and improvement plan architecture as separate products we secure a faster decision, while permitting the customer to make the longer term engagement commitment after they have seen us perform.


                                    [PHOTO]

(Seated, left to right) David DeLaRue, Vice President, and Barbara DiGiacomo, Vice President, both of
Willis Corroon Construction National Wrap Up
Team, with (standing) Chuck Riehm, Vice President,
Sales & Marketing, Thomas Group Information
Technologies, reviewing a customized interactive presentation software package developed by TGIT.

EXPANDING MARKETS

In 1996, we continued our commitment to establishing regional business units to deliver our products to clients within strategic locations around the globe. This commitment has led to the establishment of business units based in Detroit (for our automotive clients) and Singapore (to serve Asia and the Pacific Rim area). Both Detroit and our existing operations in Frankfurt, Germany made great advances in bookings in 1997. Our Asia unit has encountered the new challenge of a broad economic crisis sweeping the area, which affects both the willingness of clients to enter into new consulting relationships and what they can afford to pay. We are committed to the region because of its vast potential for our services. We expect some engagements in Asia, for the duration of the economic downturn, and a rapidly increasing demand for Thomas Group products as the Asian situation improves.

As we bring our three geographic business units to increased revenues and profitability, we will be considering additional regions which may justify establishing a new business unit. Meanwhile, the mobility of our Resultant teams allows us to contract for programs in many countries not within a dedicated business unit. It is likely we will establish an additional regional business unit within the next two years.



                                    [PHOTO]


(Left to right)Herby Locke, President, Thomas Group Asia, Paul Tong, Chief Financial Officer, and Patrick Wang, Chairman/CEO, both of
Johnson Electric Industrial Manufactury, Ltd. in Hong Kong, and Philip Thomas, Chairman/CEO, Thomas Group, Inc., discussing the economic crisis in Asia and the significance of achieving a competitive advantage through Total Cycle Time.


                                    [PHOTO]


Jim Johnson, President/COO, Gulfstream Aerospace
Corporation (left), and Jimmy Houlditch, President,
Thomas Group Aviation Business Unit, in the cockpit of a Gulfstream V.

EXPANDING INDUSTRIES

Last year we announced the formation of our industry business units. These units, headed by veterans of the industries they serve, deliver the Thomas Group products, customized to the unique needs of the specific industry. Our current industry business units are:

-  ELECTRONICS AND SEMICONDUCTORS

-  CONSUMER AND INDUSTRIAL PRODUCTS

-  AUTOMOTIVE

-  AVIATION & AEROSPACE

-  INFORMATION TECHNOLOGIES

We have "crossed over" into other industries frequently. Often the decision to develop a new industry business unit has been driven by the success of these cross-over programs. The general criteria we use for establishing a new business unit are: the industry's need and potential acceptance of our methods and products, the expectation of producing $50 million in revenues from that industry within five to ten years, and the ability to assemble a highly qualified leadership team with broad industry experience to lead the new initiative.

While we continue to look for more industry-specific opportunities we have targeted these two areas for expansion of our business units:

-  UTILITIES INDUSTRY

-  FINANCIAL SERVICES

                                    [PHOTO]

(Left to right) John Farris,
Vice President, and Lee
Grubb, President, Thomas
Group Automotive
Business Unit, with Helmut
Fried, Vice President,
Thomas Group Europe, at
the Geneva Auto Show.



                                    [PHOTO]

(Left to right)Bill Wield,
Vice President Operations,
Alex Young, President,
and Michael Kerrs, Vice
President, of the newly
formed Thomas Group
Utilities Business Unit.

THE ROAD AHEAD

In 1997, Thomas Group achieved increased revenues, while we incurred increased costs for establishing and developing our new business units. In addition, our software business unit carried a capitalized expense which we corrected through a charge in the fourth quarter. Although our planning for further business unit and product expansion will continue through 1998, we will minimize those costs, while we start to reap the rewards of new sales coming from the established business units.

Although our business continued at a steady pace through 1997, we have not achieved the growth we believe is our "entitlement." Our share price has been disappointing, but reflects our inconsistent earnings. Many of the expenses incurred in 1997 were one-time costs for establishing new products and markets. This fact, combined with tighter cost controls, increased profit and loss responsibility at the business unit level, and improved revenues driven by our expanded products, markets and industries support our commitment to producing more consistent earnings and significantly improved shareholder value.

The investments we have made in expanding products, markets, and industries are just beginning to pay off. We expect to begin seeing the early effects of rapid growth, driven by expansion within each of these areas, in 1998 and beyond through ever-increasing revenues and improved profit margins.

================================================================================
SELECTED HISTORICAL AND
PRO FORMA DATA
================================================================================

The following table sets forth selected historical and pro forma financial information regarding the Company. This historical financial information has been derived from the audited financial statements of the Company. This information should be read in conjunction with, and is qualified by, the consolidated financial statements and notes thereto included in this Annual Report to Stockholders.

                                                                        YEAR ENDED DECEMBER 31,
                                                                                                         PRO
                                                                                                         FORMA
In thousands, except per share data      1997            1996            1995            1994             1993             1993
                                      ---------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS
Revenues                              $    75,124     $    72,029     $    67,220     $    52,460      $    44,586      $    44,586
Operating Expenses                         71,240          69,239          56,641          52,899           36,105           37,635
                                      -----------     -----------     -----------     -----------      -----------      -----------
Operating Income (Loss)                     3,884           2,790          10,579            (439)           8,481            6,951
Net gain on securities sale                    --              --              --             479               --               --
Interest income (expense)                     159             252             524             105              (30)             (77)
                                      -----------     -----------     -----------     -----------      -----------      -----------
Income before Income Taxes                  4,043           3,042          11,103             145            8,451            6,874
   Income Taxes                             1,617           1,217           4,348              99            3,254            2,644
                                      -----------     -----------     -----------     -----------      -----------      -----------
Net Income                            $     2,426     $     1,825     $     6,755     $        46      $     5,197      $     4,230

Earnings per share
  Basic                               $      0.40     $      0.31     $      1.13     $      0.01      $      1.07      $      0.87
  Diluted                             $      0.38     $      0.29     $      1.08     $      0.01      $      0.99      $      0.80
Weighted average shares
  Basic                                 6,097,782       5,963,394       5,998,009       5,792,333        4,841,676        4,841,676
  Diluted                               6,327,484       6,309,970       6,282,036       6,127,332        5,262,632        5,262,632

BALANCE SHEET - YEAR END
Working Capital                       $    20,738     $    15,705     $    20,001     $    15,248               --      $    18,245
Total Assets                               44,386          38,890          40,157          27,567               --           30,954
Long-term Obligations, Including
   Current Maturities                       3,286           1,661           1,101           1,131               --            1,883
Total Stockholders'
   Equity                                  34,708          31,512          31,051          22,277               --           21,662

1993 PRO FORMA ADJUSTMENTS

A number of changes took place on or prior to the August 1993 closing of the Company's initial public offering, including (i) termination of the Company's obligation to make payments to Electronic Data Systems Corporation, whether in the form of interest, dividends or marketing fees, (ii) termination of the management agreement with Thomas Group Holding Company, (iii) commencement of an employment agreement with Mr. Thomas, and (iv) termination of royalty payments to TC Operating, Inc. Due to these changes, historical results of operations are not comparable prior to 1994 and may not provide the most meaningful information. Pro forma information has therefore been provided for 1993.

================================================================================
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
================================================================================

OVERVIEW

The Company derives the majority of its revenues from monthly fixed and incentive fees for the implementation of Total Cycle Time and other business improvement programs (collectively, "Business Improvement Programs"). Incentive fees are tied to improvements in a variety of client performance measures typically involving response time, asset utilization, productivity and profitability. Due to the Company's use of incentive fee contracts, variations in revenue levels may cause fluctuations in quarterly results. Factors such as a client's commitment to a Total Cycle Time program, general economic and industry conditions, and other issues could affect a client's business performance, thereby affecting the Company's incentive fee revenues and quarterly earnings.

The Company also provides, on a fixed fee basis, software solutions for certain business processes ("Information Technologies") through the sale of software licenses, services and maintenance, and computer hardware. These services are provided through subsidiary companies purchased in August 1995 and July 1996 which have each experienced several quarters of operating losses. The Company is currently evaluating its options with regard to these subsidiaries. These options include continuing to invest the funds necessary to improve the sales process and bring the operations to profitability or evaluating opportunities to sell or otherwise dispose of these operations. A pretax impairment charge of $2.3 million was taken against Information Technologies' capitalized software and goodwill in the fourth quarter of 1997, leaving $1.6 million in intangible assets at December 31, 1997. Depending upon the option ultimately chosen, the Company may recognize a loss on the disposition of such subsidiaries. At this time, no decision has been made by the Company regarding these subsidiaries. If the Company continues to own these subsidiaries, there can be no assurance that such subsidiaries will achieve profitability. Continued losses by these subsidiaries would have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

In 1996 the Company invested in developing its business by increasing its sales and marketing effort, opening an office in Singapore and investing in personnel and infrastructure for client programs that did not start until 1997. These investments, particularly the business development expenses related to sales and marketing, have continued into 1997 and are expected to continue in the foreseeable future. Results from increases in the sales and marketing area are not expected until six to twelve months after the initial expenses are incurred.

In addition to its domestic operations, the Company has operations and contracts in Europe and the Asia/Pacific region. Contracts in these regions traditionally have been denominated in the local currency of the client for which the service is performed; therefore, the Company is exposed to currency fluctuation risks. A partial natural exchange hedge exists because the Company's costs are also denominated in the same local currency.

                                               PERCENTAGE OF REVENUES
                                             FOR YEAR ENDED DECEMBER 31,
                                           1997          1996          1995
                                        -------------------------------------
Revenues                                    100.0         100.0         100.0
Cost of Sales                                65.1          67.2          63.5
                                        ---------     ---------     ---------
Gross Margin                                 34.9          32.8          36.5
Selling, General and Administrative          29.7          28.9          20.8
                                        ---------     ---------     ---------
Operating Income (Loss)                       5.2           3.9          15.7
Interest Income, net                           .2            .3            .8
                                        ---------     ---------     ---------
Income before Income Taxes                    5.4           4.2          16.5

Net Income                                    3.2           2.5          10.0
                                        ---------     ---------     ---------

RESULTS OF OPERATIONS

Years Ended December 31, 1997 and December 31, 1996

REVENUES

Revenues for 1997 increased by $3.1 million or 4% to $75.1 million from $72.0 million for 1996. Business Improvement Program revenues increased by $4.6 million or 7% to $69.6 million for 1997 from $65.0 million for 1996. Business Improvement Program revenue increased due to increases in the number of Asia/Pacific programs combined with new programs in the Automotive and Aviation Business Units. The Information Technologies business segment revenues for 1997 decreased by $1.5 million or 21% to $5.5 million from $7.0 million in 1996. Information Technologies revenues declined despite the inclusion of an additional six months of revenues related to the acquisition of Bermac Communications, Inc. ("Bermac") in July 1996, due to a decrease in the number of software licenses sold in 1997.

Fixed fee and incentive based revenues were 73% and 27%, respectively, of Business Improvement Program revenues for 1997 compared to 70% and 30%, respectively, in 1996.

United States based Business Improvement Program revenues increased $4.3 million or 10% in 1997 to $49.7 million from $45.4 million in 1996 due to additional contracts, particularly in the Automotive and Aviation Business Units. European revenues decreased $3.5 million or 19% to $14.9 million from $18.4 million in 1996. European revenues decreased primarily due to fewer active programs and a weakening of the Swiss Franc and German Mark against the U.S. dollar. Since most of the Company's European contracts are in the local currency of the programs, the exchange rate fluctuation in 1997 reduced the converted U.S. dollar revenues. Asia/Pacific revenues were $5.0 million in 1997, an increase of $3.8 million or

311% over revenues of $1.2 million in 1996. Revenues in this region have increased in 1997 as the Company increased its visibility and number of active programs since entering the market in 1996. Due to deteriorated economic conditions in the Asia/Pacific markets, 1998 revenues from this region are expected to decline as the Company finds ways to work with its existing clients on fees structures which are compatible with the current Asian economic situation.

GROSS PROFIT

Gross profit for 1997 increased by $2.6 million or 11% to $26.2 million from $23.6 million for 1996. As a percentage of sales, gross margin for 1997 increased to 35% from 33% for 1996. Gross profit for 1997 included a fourth quarter capitalized software impairment charge of $1.6 million, reducing Information Technologies' gross margin to a loss of $3.1 million and a negative 57% as a percentage of Information Technologies sales. (See discussion in "Quarter ended December 31, 1997.") Had this impairment charge not been taken, gross profit for the consolidated company would have been $27.8 million or 37% of revenues for 1997. The increase in gross profit was the result of improved cost control measures combined with ResultantSM work force reductions made in late 1996. Cost control measures included, but were not limited to the closing of the Company's Princeton, New Jersey and San Jose, California offices. Management anticipates that the gross margin achieved in the Business Improvement Program segment is sustainable in the short-term future.

Excluding the capitalized software impairment charge, Information Technologies' margin declined to a negative 28% from approximately 1% in 1996. Information Technologies' margin decline was due primarily to lower revenues in the segment.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for 1997 increased by $1.5 million or 7% to $22.3 million from $20.8 million for 1996. As a percentage of sales, the Company's selling, general and administrative expenses for 1997 increased slightly to 30% from 29% for 1996. Selling, general and administrative expenses for 1997 included a fourth quarter goodwill impairment charge of $0.7 million. (See discussion in "Quarterly Results.") Excluding this impairment charge, selling, general and administrative expense would have been $21.6 million or 29% of revenues.

Absolute increases in selling, general and administrative expenses were due primarily to business development initiatives started in the second half of 1996 and continued throughout 1997. Sales and marketing expenses increased $0.4 million due primarily to personnel increases and investments in improving market visibility through advertisements and other initiatives. Particular emphasis was placed on improving Information Technologies' sales and marketing efforts.

Additionally contributing to the increase in selling, general and administrative expense was officers' incentive compensation earned in 1997 of $0.8 million. No incentive compensation was earned in 1996.

The above-mentioned increases were partially offset by cost control measures implemented throughout the company resulting in reduced travel and utilities expenses.

INCOME TAXES

The company's effective tax rate in 1997 was 40%, equal to the effective tax rate in 1996. The Company has a deferred tax asset of $2.6 million at December 31, 1997. Management believes that it is more likely than not to realize the deferred tax asset and accordingly no valuation allowance has been provided. The conclusion is based on the belief that current and future levels of taxable income will be sufficient to realize the benefits of the deferred tax asset. (See also Note 8 to the Consolidated Financial Statements.)

NET INCOME

As a result of the foregoing, net income for 1997 increased by $0.6 million or 33% to $2.4 million from $1.8 million for 1996. Earnings per share on a diluted basis increased by $0.09 or 31% to $0.38 from $0.29 for 1996.

Years Ended December 31, 1996 and December 31, 1995

REVENUES

Revenues for 1996 increased by $4.8 million or 7% to $72.0 million from $67.2 million for 1995. Revenues from Business Improvement Programs for 1996 increased by $1.6 million or 3% to $65.0 million from $63.4 million for 1995. Business Improvement Program revenues for the comparable years increased despite declining revenues in the third and fourth quarters of 1996 as several programs ended and were not replaced with new contracts. The Information Technologies segment revenues for 1996 increased by $3.2 million or 83% to $7.0 million from $3.8 million for 1995 due to the inclusion of an additional seven months of revenues related to the acquisition of Interlink Technologies ("Interlink") in August 1995 and six months of revenues related to the acquisition of Bermac in July 1996. Business Improvement Program and Information Technologies revenues comprised 90% and 10% of total revenues for 1996, respectively.

Fixed fee and incentive based revenues were 70% and 30%, respectively, of 1996 Business Improvement Program revenues compared to 73% and 27%, respectively, for 1995.

United States-based Business Improvement Program revenue increased $9.1 million or 25% in 1996 to $45.4 million from $36.3 million in 1995 due to additional contracts and improved program performance. Revenues from European programs decreased by $8.7 million or 32% to $18.4 million from $27.1 million in 1995. The decline in European revenues was a result of certain large programs ending before they were replaced with new business. As a result of the lag in program sales and revenues, the European sales process has been refocused along the same lines as the U.S. sales process in an effort to revive markets in Europe. Revenues from the Asia/Pacific region were $1.2 million in 1996, the region's first year of operations.

GROSS PROFIT

Gross profit for 1996 decreased by $1.0 million or 4% to $23.6 million from $24.6 million for 1995. As a percentage of sales, gross margin for 1996 decreased to 33% from 37% for 1995. The decline in gross profit was the result of the hiring of a significant number of ResultantsSM and other direct personnel in conjunction with increases in domestic business improvement contracts and business development initiatives. As contracts ended without adequate replacements in the third and fourth quarter of 1996, particularly in Europe, the Company elected to reduce its number of Resultants in the fourth quarter of 1996. Costs associated with the reduction in work force were $0.5 million in the fourth quarter of 1996.

Margin in the Information Technologies segment was less than 1% in 1996 as cost of sales in 1996 increased $4.2 million or 150% to $6.9 million from $2.8 million for 1995. The primary reason for this increase was the inclusion of Interlink cost of sales for a full year in 1996 compared to only five months in 1995 coupled with the addition of Bermac's operations which yielded a lower gross margin than Interlink had in 1995. Additionally, Interlink revenues have declined due to fewer software license sales in the second half of 1996 which could not offset the fixed costs of programmers.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for 1996 increased by $6.8 million or 49% to $20.8 million from $14.0 million for 1995. As a percentage of sales, the Company's selling, general and administrative expenses for 1996 increased to 29% from 21% for 1995. The Company's 1996 business development initiatives were a major factor in the absolute increase in selling, general and administrative expense. Most of the sales and marketing related cost increases occurred in the second half of 1996 in conjunction with the decision to design an integrated marketing strategy for the Company. As this strategy was developed, and sales and marketing personnel increased, SG&A related personnel costs increased by more than $2.3 million as compared to 1995. As part of this strategy, the Company focused on increasing its visibility in the marketplace and invested an additional $2.1 million on this initiative in 1996. Another part of the marketing strategy included the opening of a new office in Singapore, the acquisition of Bermac, and increasing Interlink's sales and marketing spending. These marketing initiatives contributed $2.2 million to the increase in 1996 selling, general and administrative expense.

INCOME TAXES

The Company's effective tax rate was 40% in 1996 compared to 39% in 1995. The company had a deferred tax asset of $1.5 million at December 31, 1996.

NET INCOME

As a result of the foregoing, net income for 1996 decreased by $5.0 million or 74% to $1.8 million from $6.8 million for 1995. Earnings per share for 1996 decreased by $0.79 or 73% to $0.29 from $1.08 for 1995.

Quarterly Results

The following table sets forth certain unaudited operating results for each of the four quarters in the two years ended December 31, 1997. The information has been prepared on the same basis as the audited financial statements and, in the opinion of the company, includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information for the periods presented.

In thousands,                                    1997                                            1996
except per share data       -----------------------------------------------------------------------------------------------------
                                       For the three months ended                          For the three months ended
                            -----------------------------------------------------------------------------------------------------
                            Mar 31    June 30  Sept. 30    Dec. 31     YTD      Mar. 31   June 30   Sept. 30  Dec. 31       YTD
                            -----------------------------------------------------------------------------------------------------
Revenues                    $16,849   $20,662   $19,493   $ 18,120    $75,124   $19,256   $19,895   $17,327   $ 15,551    $72,029
Operating Income (Loss)       1,012     2,601     2,163     (1,892)     3,884     2,614     3,503       467     (3,794)     2,790
Income (Loss) before
   Income Taxes               1,020     2,661     2,198     (1,836)     4,043     2,690     3,561       557     (3,766)     3,042
Net Income (Loss)               612     1,597     1,301     (1,084)     2,426     1,615     2,172       345     (2,307)     1,825
Earnings (Loss) per share
   Basic                    $  0.10   $  0.26   $  0.21   $  (0.18)   $  0.40   $  0.27   $  0.37   $  0.06   $  (0.39)   $  0.31
   Diluted (1)              $  0.10   $  0.26   $  0.20         --    $  0.38   $  0.25   $  0.34   $  0.05         --    $  0.29
Weighted average shares
   Basic                      6,079     6,081     6,102      6,131      6,098     6,033     5,931     5,938      5,963      5,963
   Diluted (1)                6,220     6,247     6,435         --      6,327     6,383     6,397     6,342         --      6,310
STOCK PRICE (2)
High                        $ 11.50   $ 12.50   $ 14.00   $  13.00    $ 14.00   $ 15.75   $ 20.00   $ 18.63   $  14.63    $ 20.00
Low                         $  6.63   $  7.00   $ 10.50   $  10.00    $  6.63   $ 12.00   $ 14.13   $ 14.00   $   7.00    $  7.00
Close                       $  9.75   $ 11.75   $ 12.75   $  12.50    $ 12.50   $ 14.25   $ 18.50   $ 14.00   $   9.00    $  9.00

(1) Due to losses from operations in the fourth quarters of 1997 and 1996, diluted earnings per share and diluted weighted average shares are not presented. Exercise of options and warrants would result in antidilutive adjustments to basic earnings per share and basic weighted average shares.

(2) The stock prices set forth represent the highest and lowest sales prices per share of the company's common stock as reported by the NASDAQ stock market. The prices reported by the NASDAQ stock market reflect inter-dealer prices without retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

Quarter ended December 31, 1997

As part of the Company's continuing evaluation of the prospects for the Information Technologies segment, the company recorded a charge in the fourth quarter of 1997 totaling $2.3 million to impair its capitalized software ($1.6 million) and related goodwill ($0.7 million). This impairment resulted from an evaluation to determine the appropriate course or courses of action to address continued losses and poor results from the software companies. The analysis consisted of a comparison of projected future undiscounted cash flows, on a product by product basis, to capitalized software costs and an appropriate allocation of related goodwill. To the extent future cash flows were not sufficient to recover capitalized software and allocated goodwill, impairment was indicated. Estimates of fair market value for those products where impairment was indicated were developed and an impairment charge was then recorded. The charge for software impairment was recorded in cost of sales while the goodwill impairment was charged to selling, general and administrative costs.

LIQUIDITY AND CAPITAL RESOURCES

The Company's primary source of liquidity is cash flow from operations, periodically supplemented by borrowings under a bank line of credit.

Operations provided cash of $9.3 million in 1997, as compared to $6.3 million in 1996. Significant items positively affecting operating activities cash flow include: net income of $2.4 million; depreciation and amortization of $4.3 million; collection of an income tax refund of $1.8 million; increases in accounts payable of $1.6 million; and a $2.3 million non-cash charge related to the impairment of capitalized software and goodwill. The principal item negatively affecting cash flow is a $2.6 million increase in trade accounts receivable and an increase in the deferred tax asset of $1.1 million. Trade accounts receivable increased primarily as a result of increased quarterly revenues in the fourth quarter of 1997 versus the fourth quarter of 1996. Days sales outstanding improved to 41 days at December 31, 1997 from 50 days at December 31, 1996.

Capital expenditures and subsidiary acquisitions have historically been the Company's largest investing activities. Capital expenditures related primarily to conference center improvements in 1995, additional conference center capacity expansion and computer hardware upgrades in 1996 and additional computer and network upgrades and office infrastructure enhancements in 1997. In 1995 the Company used $1.5 million of cash to acquire Interlink and in 1996 used $2.3 million of cash to acquire Bermac. The Company anticipates 1998 capital expenditures will not exceed $2 million. Included in these expenditures will be the replacement of the Company's accounting software to accommodate normal growth of the Company and to enable proper processing of transactions relating to the year 2000 and beyond.

Cash flows used in financing activities in 1996 were for the purchase of the Company's stock for $3.3 million, the settlement of 1995 amounts due to affiliates, including a payment of $1.0 million to an officer of the Company for prepaid rent for its CEO Center facility, certain 1996 advances to affiliates, and for the purchase of a suite at Texas Stadium.

In 1994, the Board of Directors approved a stock repurchase plan for up to 250,000 shares. The Company purchased 7,000 shares at an average price of $10.71 in 1994 and 226,600 shares at an average price per share of $14.74 in 1996. The Company completed the purchase of the remaining 16,400 shares in the second quarter of 1997, at an average price per share of $11.37. The average price per share of treasury shares at December 31, 1997 is $14.15.

On February 19, 1998, the Company entered into a stock purchase agreement with Mr. Philip R. Thomas, Chairman and Chief Executive Officer for an as yet undetermined number of shares of common stock in exchange for $8.2 million in cash and the satisfaction of a $2.3 million outstanding debt to the Company. The ultimate number of shares purchased from Mr. Thomas shall be determined based on a formula and at a discount to market. The Company utilized an investment banking firm to determine the appropriate discount factor. Mr. Thomas delivered to the Company 1.4 million shares to be held in escrow until such time as the final reconciliation is performed on April 27, 1998. Any excess shares held in escrow shall be returned to Mr. Thomas. If there is a deficiency at the reconciliation, Mr. Thomas shall execute a promissory note for the difference. In addition, Mr. Thomas has the option to pay the Company in cash at the date of the reconciliation for the $2.3 million debt owed to the Company.

On December 4, 1996 the Company entered into a $20 million revolving credit facility with Comerica Bank - Texas. This facility expires in December 2003 and includes a call option in December 2001. The terms provide for a $1 million per quarter reduction in any outstanding balances after the first two years. Loans under this agreement bear interest at the prime rate or other options. The Company also has a $1.0 million credit facility with Comerica Bank - Texas for the purchase of computer equipment. The Company made draws of $0.9 million on this facility during 1997 to purchase computer equipment.

As of February 28, 1998, the Company had $1.6 million of borrowings outstanding on the revolving credit facility which were used for working capital purposes. The Company anticipates it may make use of its line of credit in the first and second quarter of 1998.

Funds anticipated to be generated from operations together with cash and cash equivalents and borrowings under the Company's credit facility are considered adequate to finance the Company's short- and long-term operational requirements.

INFLATION

Although the operations of the Company are influenced by general economic conditions, the Company does not believe that inflation had a material effect on the results of operations during the three years ended December 31, 1997.

RECENT ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (SFAS
130), which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. SFAS 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. Because of the recent issuance of this standard, management has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement established standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports issued to stockholders. This statement shall be effective for fiscal years beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. Because of the recent issuance of this standard, the company has been unable to fully evaluate the impact, if any, the standard may have on future financial statement disclosures. Results of operations and financial position, however, will be unaffected by implementation of this standard.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT:

With the exception of historical information, the matters discussed in this report are "forward-looking statements" as that term is defined in Section 21E of the Securities Exchange Act of 1934.

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

================================================================================
                                                     CONSOLIDATED BALANCE SHEETS
================================================================================

                                                                          December 31,
In thousands, except per share data                                     1997        1996
                                                                      --------------------
Assets
Current Assets

    Cash and cash equivalents                                         $ 11,254    $  5,711
    Trade accounts receivable, net of allowances of $341 and $306       10,278       8,904
    Unbilled receivables                                                 2,083       1,363
    Accounts and notes receivable-affiliates                             2,274       1,500
    Other assets                                                         1,545       3,944
                                                                      --------    --------
Total Current Assets                                                    27,434      21,422

Net Property and Equipment                                               8,326       7,641
Capitalized Software Development Costs                                     888       3,069
Other Assets                                                             7,738       6,758
                                                                      --------    --------
Total Assets                                                          $ 44,386    $ 38,890
                                                                      --------    --------

Liabilities and Stockholders' Equity
Current Liabilities
    Accounts payable and accrued liabilities                          $  4,716    $  3,901
    Income taxes payable                                                 1,356       1,420
    Advance payments                                                       320         396
    Current maturities of long-term obligations                            304          --
                                                                      --------    --------
Total Current Liabilities                                                6,696       5,717
Long-Term Obligations                                                    2,982       1,661
                                                                      --------    --------
Total Liabilities                                                        9,678       7,378
                                                                      --------    --------

   Commitments and Contingencies

Stockholders' Equity
   Common Stock, $.01 par value; 12,500,000 shares authorized,

     6,282,391 and 6,179,117 shares issued                                  63          62
   Class B Common Stock, $.01 par value; 1,200,000 shares
     authorized, 176,594, and 185,189 shares issued and outstanding          2           2
   Additional Paid-in Capital                                           21,597      20,143
   Retained Earnings                                                    17,996      15,570
   Cumulative Translation Adjustment                                      (531)        (32)
    Treasury Stock, 312,391 and 295,991 shares, at cost                 (4,419)     (4,233)
                                                                      --------    --------
Total Stockholders' Equity                                              34,708      31,512
                                                                      --------    --------
Total Liabilities and Stockholders' Equity                            $ 44,386    $ 38,890
                                                                      --------    --------

See accompanying notes to consolidated financial statements.

================================================================================
                      CONSOLIDATED STATEMENTS OF OPERATIONS
================================================================================

                                                      YEAR ENDED DECEMBER 31,
In thousands, except share data                  1997           1996           1995
                                              ----------------------------------------
Revenues                                      $   75,124     $   72,029     $   67,220
Cost of sales                                     48,926         48,401         42,651
                                              ----------     ----------     ----------
Gross Profit                                      26,198         23,628         24,569
Selling, general and administrative               22,314         20,838         13,990
                                              ----------     ----------     ----------
Operating Income                                   3,884          2,790         10,579
Interest income, net                                 159            252            524
                                              ----------     ----------     ----------
Income before Income Taxes                         4,043          3,042         11,103
Income taxes                                       1,617          1,217          4,348
                                              ----------     ----------     ----------

Net Income                                    $    2,426     $    1,825     $    6,755
                                              ----------     ----------     ----------

Earnings per share
Basic                                         $     0.40     $     0.31     $     1.13
Diluted                                       $     0.38     $     0.29     $     1.08

Weighted average shares
Basic                                          6,097,782      5,963,394      5,998,009
Diluted                                        6,327,484      6,309,970      6,282,036

See accompanying notes to consolidated financial statements.

================================================================================
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
================================================================================

                                                    Class B    Additional
                                         Common     Common       Paid-in     Retained    Translation   Treasury
In thousands, except share data           Stock      Stock       Capital     Earnings     Adjustment    Stock       Total
                                          ---------------------------------------------------------------------------------
January 1, 1995                           $58           $1       $16,349      $6,990      $    -       $(1,121)    $22,277
Issuance of 180,944 and 223,790 shares
  of Common Stock and of Class B            2            3         2,308           -           -             -       2,313
Tax benefit of non-qualified
  stock option exercises                    -            -           575           -           -             -         575
Redemption of 186,755 shares of Class B     -           (2)       (1,843)          -           -             -      (1,845)
Performance guarantee by Mr. Thomas         -            -           705           -           -             -         705
Purchase of 735 shares of
  Common Stock                              -            -             -           -           -           (12)        (12)
Foreign currency translation adjustment     -            -             -           -         283             -         283
Net income                                  -            -             -       6,755           -             -       6,755
                                          ---           --       -------     -------       -----       -------     -------
December 31, 1995                          60            2        18,094      13,745         283        (1,133)     31,051
Issuance of 195,949 and 180,622 shares
  of Common Stock and of Class B            2            2         3,288           -           -             -       3,292
Tax benefit of non-qualified
  stock option exercises                    -            -           619           -           -             -         619
Redemption of 146,966 shares of Class B     -           (2)       (2,181)          -           -             -      (2,183)
Purchase of 226,600 shares of
  Common Stock                              -            -             -           -           -        (3,340)     (3,340)
Reissuance of 19,742 shares of treasury
  stock through 401(k) plan, at cost        -            -            52           -           -           240         292
Discounted common stock options issued
  under employee stock option plans         -            -           271           -           -             -         271
Foreign currency translation adjustment     -            -             -           -        (315)            -        (315)
Net Income                                  -            -             -       1,825           -             -       1,825
                                          ---           --       -------     -------       -----       -------     -------
December 31, 1996                          62            2        20,143      15,570         (32)       (4,233)     31,512
Issuance of 97,632 and 1,378 shares
  of Common Stock and of Class B            1            -           998           -           -             -         999
Tax benefit of non-qualified
  stock option exercises                    -            -           247           -           -             -         247
Redemption of 9,973 shares of Class B       -            -           (82)          -           -             -         (82)
Purchase of 16,400 shares of
  Common Stock                              -            -             -           -           -          (186)       (186)
Discounted common stock options issued
  under employee stock option plans         -            -           291           -           -             -         291
Foreign currency translation adjustment     -            -             -           -        (499)            -        (499)
Net Income                                  -            -             -       2,426           -             -       2,426
                                          ---           --       -------     -------       -----       -------     -------
December 31, 1997                         $63           $2       $21,597     $17,996       $(531)      $(4,419)    $34,708
                                          ===           ==       =======     =======       =====       =======     =======


See accompanying notes to consolidated financial statements.

================================================================================
                 CONSOLIDATED STATEMENTS OF CASH FLOWS
================================================================================

In thousands, except share data                                                 YEAR ENDED DECEMBER 31,
                                                                           1997          1996          1995
                                                                         ------------------------------------
Cash Flows From Operating Activities
Net income                                                               $  2,426      $  1,825      $  6,755
Adjustments to reconcile net income to net cash
    provided by operating activities

    Depreciation and amortization                                           4,309         3,274         2,038
    Write-down of capitalized software and goodwill                         2,341            --            --
    Allowance for doubtful accounts                                           255           397           245
    Provision for expatriate costs                                             --          (151)         (311)
    Other                                                                     (31)           27            --
    Deferred taxes                                                         (1,060)         (327)          621
    Amortization of stock option grants                                       291           271            --
    Change in operating assets and liabilities
        (Increase)/decrease trade accounts receivable                      (1,882)        4,778        (2,143)
        (Increase)/decrease in unbilled receivables                          (720)       (1,363)           --
        (Increase)/decrease other assets                                     (297)       (2,914)         (496)
        Increase/(decrease) accounts payable and accrued liabilities        1,621           538         1,528
        Increase/(decrease) advance payments                                  (26)          106          (812)
        Increase/(decrease) income taxes payable                            2,086          (201)        3,032
                                                                         --------      --------      --------
Net Cash Provided By
    Operating Activities                                                    9,313         6,260        10,457
                                                                         --------      --------      --------
Cash Flows From Investing Activities
Acquisition of subsidiary                                                      --        (2,308)       (1,500)
Decrease (increase) in short-term receivable                                   --           598          (572)
Capital expenditures                                                       (3,148)       (3,109)       (1,714)
Capitalization of software development costs                                 (617)       (1,659)          (83)
Other                                                                        (150)         (250)         (230)
                                                                         --------      --------      --------
Net Cash Used In Investing Activities                                      (3,915)       (6,728)       (4,099)
Cash Flows From Financing Activities
Purchase of treasury stock                                                   (186)       (3,340)          (12)
Proceeds from sale of treasury stock                                           --           240            --
Proceeds from exercise of stock options                                       552           986           495
Repayment of other long-term obligations                                      (84)          (90)          (70)
Advances - computer line of credit                                            977            --            --
Repayment of obligations to affiliate                                          --        (1,027)           --
Net repayments from (advances to) affiliates                                 (803)       (1,700)          592
                                                                         --------      --------      --------
Net Cash Provided By (Used In) Financing Activities                           456        (4,931)        1,005
Effect of Exchange Rate Changes on Cash                                      (311)         (163)          (32)
                                                                         --------      --------      --------
Net Increase /(Decrease) In Cash and Cash Equivalents                       5,543        (5,562)        7,331
Cash and Cash Equivalents

    Beginning of period                                                     5,711        11,273         3,942
                                                                         --------      --------      --------
    End of period                                                        $ 11,254      $  5,711      $ 11,273
                                                                         ========      ========      ========

See accompanying notes to consolidated financial statements.

================================================================================
                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================

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

Earnings per share is presented in accordance with the provisions of the Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS
128), which requires the presentation of "basic" and "diluted" earnings per share. Basic earnings per share is based on the weighted average shares outstanding without regard for common stock equivalents such as stock options and warrants. Diluted earnings per share includes the effect of common stock equivalents. Earnings per share amounts for all periods presented have been restated to reflect the provisions of SFAS 128. Diluted earnings per share, as restated for the adoption of SFAS 128 are equivalent to previously reported amounts and basic earnings per share are $0.02 and $0.05 higher than previously reported in 1996 and 1995, respectively.

The following reconciles basic earnings per share to diluted earnings per share under the provisions of SFAS 128:

                                                                      YEAR ENDED DECEMBER 31, 1997
                                                                ------------------------------------------
                                                                  Income          Shares       Per Share
                                                                (Numerator)    (Denominator)     Amount
                                                                ------------------------------------------
                    Basic earnings per share
                    Income available to common shareholders        $2,426          6,098          $0.40

                    Effect of dilutive securities:
                        Options and warrants                           --            229
                                                                   ------          -----          -----

                    Diluted earnings per share
                    Income available to common shareholders        $2,426          6,327          $0.38
                                                                   ======          =====          =====

                                                                      YEAR ENDED DECEMBER 31, 1996
                                                                ------------------------------------------
                                                                  Income          Shares       Per Share
                                                                (Numerator)    (Denominator)     Amount
                                                                ------------------------------------------
                    Basic earnings per share
                    Income available to common shareholders        $1,825          5,963          $0.31

                    Effect of dilutive securities:
                        Options and warrants                           --            347
                                                                   ------          -----          -----

                    Diluted earnings per share
                    Income available to common shareholders        $1,825          6,310          $0.29
                                                                   ======          =====          =====

                                                                      YEAR ENDED DECEMBER 31, 1995
                                                                ------------------------------------------
                                                                  Income          Shares       Per Share
                                                                (Numerator)    (Denominator)     Amount
                                                                ------------------------------------------
                    Basic earnings per share
                    Income available to common shareholders        $6,755          5,998          $1.13

                    Effect of dilutive securities:
                        Options and warrants                           --            284
                                                                   ------          -----          -----

                    Diluted earnings per share
                    Income available to common shareholders        $6,755          6,282          $1.08
                                                                   ======          =====          =====

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

(c) WARRANTS- The Company has outstanding a total of 225,000 warrants to purchase shares of Common Stock. A portion of these warrants (175,000) expire on August 26, 1998 and have an exercise price of $15.15. The remaining 50,000 warrants have an exercise price of $11.25 with 25,000 warrants expiring on May 29, 2002 and 25,000 expiring on May 29, 2003.

(d) RECLASSIFICATIONS - Certain consolidated financial statement amounts have been reclassified from the previously reported financial statements in order to conform with the current presentation.

(e) PROPERTY AND EQUIPMENT - Property and equipment are stated at cost less accumulated depreciation. The carrying value of property and equipment is evaluated periodically in relation to the operating performance and future undiscounted net cash flows of the related business. Depreciation is provided by accelerated methods over the estimated useful lives of the various assets as follows:

            Furniture and fixtures                              5-7 Years
            Equipment                                           3-7 Years
            Leasehold improvements                             5-19 Years

(f) CAPITALIZED SOFTWARE DEVELOPMENT COSTS - Pursuant to Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," the Company is required to capitalize certain software development and production costs once technological feasibility has been achieved. The cost of purchased software is capitalized when related to a product which has achieved technological feasibility or that has an alternative future use. Capitalization of software development costs stops when the product is available for sale. For the year ended December 31, 1997 the Company capitalized software costs amounting to $0.6 million. For the years ended December 31, 1996 and 1995, the Company capitalized $1.7 million and $0.1 million, respectively. Software development costs incurred prior to achieving technological feasibility are charged to research and development expense.

Capitalized software development and purchased software costs are reported at the lower of unamortized cost or net realizable value. Commencing upon initial product release, these costs are amortized based on the greater of (a) the ratio of current gross revenues for the product to total current and estimated future gross revenues for the product or (b) the straight-line method over the estimated life, generally three to five years. Fully amortized software costs are removed from the financial records. For the years ended December 31, 1997, 1996, and 1995, the Company recorded $1.2 million, $0.6 million and $0.1 million of amortization of capitalized software costs, respectively. See also Note 3 to the Consolidated Financial Statements.) Amortization of capitalized software costs is included in cost of sales in the accompanying consolidated statement of operations.

(g) INTANGIBLES - The Company amortizes costs in excess of net assets acquired on a straight-line basis over the estimated benefit period, generally three to five years. Patents and licenses are generally amortized on a straight-line basis over five years. The carrying value of goodwill and patents and licenses is evaluated periodically in relation to the operating performance and future undiscounted net cash flows of the related business. (See also Note 3 to the Consolidated Financial Statements.)

(h) REVENUES - The Company derives its revenues from two primary sources: (1) contracts for Business Improvement Programs and (2) contracts for Information Technologies to specific business processes. Business Improvement Program contracts specify fixed fees, or fixed fees plus incentives based on improvements achieved. Incentive (performance-oriented) revenues are based on agreed-upon formulas relating to improvements in customer-specific measures. Improvements are measured at time intervals specified in each contract. Both the Company and the client agree to the measured improvements and the corresponding incentive fees earned by the Company, thereby completing the earnings process. Fixed fees are recognized as revenue when earned, generally on a straight-line basis over the life of the contract. Revenues from Information Technologies are generally recognized on either a straight-line basis over the life of the client agreement or upon the achievement of certain project milestones. An allowance for doubtful accounts is provided when necessary and is determined on a client-by-client basis.

(i) UNBILLED RECEIVABLES - Fixed fees are recognized when earned, generally on a straight-line basis over the life of the contract. Although fixed fee recognition generally coincides with billings, as an accommodation to its clients the Company may structure fee billings to increase in the latter stages of a program. In such instances, straight-line recognition results in unbilled receivables. Unbilled receivables are reduced as the program proceeds to its latter stages and the cumulative billings more closely approximate aggregate fees recognized.

(j) ADVANCE PAYMENTS - The Company occasionally receives advance payments of a portion of its fees. Advance payments are deferred upon receipt and credited against future revenue earned as specified by the contract.

(k) INCOME TAXES - Deferred income taxes are provided for temporary differences between the financial statement and income tax basis of assets and liabilities in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Provisions are made for estimated United States and foreign income taxes, less available tax credits and deductions, which may be incurred on the remittance of the Company's share of foreign subsidiaries' undistributed earnings.

(l) CASH AND CASH EQUIVALENTS - Cash equivalents consist of highly liquid investments with original maturities of three months or less. At December 31, 1997, the Company had approximately $5.8 million invested in tax-exempt funds and certificates of deposit.

(m) CONCENTRATION OF CREDIT RISK - The Company provides its services primarily to a diverse group of large, well-established companies and does not require collateral on receivable balances. The Company is currently expanding its operations in Asia where severe economic turmoil has resulted in significant fluctuations in the value of certain foreign currencies versus the U.S. dollar. One client owes the Company $0.9 million and the Company has entered into an extended payment agreement calling for the entire balance to be repaid by the end of 1998. In early 1998, the client made a partial payment of $0.4 million and the Company expects to fully collect the remaining balance in accordance with the terms of the agreement. Until the economic situation in this area stabilizes, the Company may experience difficulties expanding its operations or may encounter other collection issues with its customers.

(n) FOREIGN CURRENCY TRANSLATION - Beginning in 1995, all balance sheet accounts of foreign subsidiaries are translated at the current exchange rate as of the end of the accounting period. The resulting translation adjustment is recorded as a separate component of stockholders' equity. Income statement items are translated at average currency exchange rates. Foreign currency fluctuation risks are partially hedged because the foreign subsidiaries' costs are denominated in local currency.

NOTE 2

ACQUISITIONS

Effective July 1, 1996 the Company acquired substantially all of the assets of Bermac Communications, Inc. ("Bermac") a multimedia software company, for approximately $2.3 million in cash. The acquisition was funded with cash from operations and accounted for under the purchase method of accounting. Terms of the acquisition provide for additional payments of $0.7 million, of which $0.2 million was for the completion of enhancements to software products and $0.5 million treated as additional goodwill. Included in these additional payments is common stock valued at $0.3 million. The number of shares will be determined by the stock price on July 1, 1998. In 1997 the 0.3 million was recorded as additional goodwill and additional paid in capital. Bermac's results of operations have been included in the Company's consolidated financial statements beginning July 1, 1996. Bermac's operations are not material in relation to the Company's consolidated financial statements; therefore, pro forma financial information has not been presented.

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

The Company's unaudited pro forma consolidated results of operations for the year ended December 31, 1995 assuming the acquisition of Interlink had occurred as of January 1, 1995, is as follows:

               In thousands                                 1995
                                                          ---------
               Revenues                                   $  71,119
               Net Income                                 $   6,422
               Earnings per share
                  Basic                                   $    1.07
                  Diluted                                 $    1.02


In connection with the Interlink acquisition, the Company entered into a software development and consulting services agreement (the "Services Agreement") with the former principals of Interlink. The Services Agreement provided for the completion of development projects currently in process, as well as ongoing services by the former principals. The Company made subsequent payments under the Services Agreement based upon (i) completion of enhancements to Interlink's software products, (ii) the provision of consulting and other ongoing services, and (iii) the achievement of certain financial milestones. These subsequent payments were not material to the Company's results of operations or financial position.

NOTE 3

CAPITALIZED SOFTWARE AND GOODWILL IMPAIRMENT (Fourth Quarter Adjustments)

As part of the Company's continuing evaluation of the prospects for the Information Technologies segment, the Company recorded a charge in the fourth quarter of 1997 totaling $2.3 million due to the impairment of its capitalized software ($1.6 million) and related goodwill ($0.7 million). This impairment resulted from an evaluation to determine the appropriate course or courses of action to address continued losses and poor results from the software companies. The analysis consisted of a comparison of projected future undiscounted cash flows, on a product by product basis, to capitalized software costs and an appropriate allocation of related goodwill. To the extent future cash flows were not sufficient to recover capitalized software and allocated goodwill, impairment was indicated. Estimates of fair market value for those products where impairment was indicated were developed and an impairment charge was then recorded. The charge for software impairment was recorded in cost of sales while the goodwill impairment was charged to selling, general and administrative costs.

NOTE 4

OTHER ASSETS

                                                                                 DECEMBER 31,
             In thousands                                                     1997         1996
                                                                             -------------------
             Investment in joint venture                                     $   179     $   100
             Prepaid expenses                                                  1,478       1,974
             Cash surrender value of key-man life insurance                      820         726
             Deferred compensation plan assets                                 2,124       1,360
             Deferred tax benefit                                              2,571       1,511
             Goodwill, net                                                       731       1,153
             Other intangibles, net                                               16         191
             Income tax receivable                                                25       2,252
             Investment in Texas Stadium Suite                                   489         534
             Notes receivable, affiliate                                         229         200
             Long-term receivables                                               436         506
             Other                                                               185         195
                                                                              ------     -------
                                                                               9,283      10,702
             Less current portion                                             (1,545)     (3,944)
                                                                              ------     -------

                                                                              $7,738     $ 6,758
                                                                              ======     =======

On December 31, 1995, the Company purchased a leasehold interest in a Texas Stadium suite for $0.6 million. (See also Note 12 to the Consolidated Financial Statements.) Amortization of the purchase price is provided on a straight-line basis over the remaining term of the lease, which expires on December 31, 2008.

NOTE 5

PROPERTY AND EQUIPMENT

                                                                          DECEMBER 31,
                    In thousands                                      1997         1996
                                                                    ----------------------
                    Equipment                                       $  7,985      $  6,800
                    Furniture and fixtures                             2,943         2,786
                    Leasehold improvements                             5,547         5,280
                    Equipment under capital leases                       977           395
                    Automobiles                                          204           176
                    Construction in process                                3             6
                                                                    --------      --------
                                                                      17,659        15,443
                    Less accumulated depreciation and
                      amortization, including $94 and $384
                       respectively, relating to capital leases       (9,333)       (7,802)
                                                                    --------      --------
                                                                    $  8,326      $  7,641
                                                                    ========      ========

NOTE 6

LONG-TERM OBLIGATIONS

                                                                      DECEMBER 31,
                    In thousands                                  1997          1996
                                                                ----------------------
                    Capital lease obligations                   $    882      $     23
                    Deferred compensation plan (See Note 9)        2,124         1,360
                    Other                                            280           278
                                                                --------      --------
                                                                   3,286         1,661
                    Less current portion                            (304)           --
                                                                --------      --------
                                                                $  2,982      $  1,661
                                                                ========      ========

Minimum lease payments required under non-cancelable lease arrangements subsequent to December 31, 1997, are as follows:

                                                               Operating     Capital
In thousands                                                    Leases       Leases
                                                               ---------------------
                    1998                                         $2,206      $  368
                    1999                                          1,022         368
                    2000                                            709         256
                    2001                                            655           -
                    2002                                            528           -
                    Thereafter                                      477           -
                                                                 ------      ------

                                                                 $5,597      $  992
                                                                 ======      ======
                    Less amount representing interest                          (110)
                                                                             ------
                                                                             $  882
                                                                             ======

The Company leases office space, vehicles and various types of office equipment. Rent expense related to operating leases totaled $3.3 million for 1997, $3.1 million for 1996, and $.18 million for 1995.

NOTE 7

ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                                                   DECEMBER 31,
                     In thousands                                 1997       1996
                                                                 -----------------
                    Accounts payable and accrued liabilities     $4,003     $3,038
                    Accrued payroll and bonuses                     579        627
                    Accrued employee benefits                       134        236
                                                                 ------     ------
                                                                 $4,716     $3,901
                                                                 ======     ======

NOTE 8

INCOME TAXES

Federal, state and foreign income tax net expense consists of the following:

                                                               YEAR ENDED DECEMBER 31,
                     In thousands                         1997          1996          1995
                                                        ------------------------------------
                     Current tax expense                $  1,656      $    629      $  1,861
                       Federal                               280           253           219
                       State                               1,015           711         1,647
                                                        --------      --------      --------
                       Foreign                             2,951         1,593         3,727
                     Deferred tax expense (benefit)
                       Federal                            (1,194)         (336)          567
                       State                                (140)          (40)           54
                                                        --------      --------      --------
                                                          (1,334)         (376)          621
                                                        --------      --------      --------
                                                        $  1,617      $  1,217      $  4,348
                                                        ========      ========      ========

The following reconciles income tax expense at the federal statutory rate to the actual tax expense:

                                                            YEAR ENDED DECEMBER 31,
                     In thousands                         1997       1996       1995
                                                         ----------------------------
                     Income taxes at statutory rate      $1,375     $1,034     $3,775
                     Effect on taxes resulting from:
                       State taxes                           80         49        273
                       Foreign taxes                         68         87        264
                       Other (primarily
                        permanent differences)               94         47         36
                                                         ------     ------     ------
                                                         $1,617     $1,217     $4,348
                                                         ======     ======     ======

Significant components of the Company's net deferred tax assets (liabilities) for federal and state income taxes are as follows:

                                                               DECEMBER 31,
                    In thousands                            1997         1996
                                                           -------      -------
                    Fixed assets                           $   492      $   597
                    Allowance for doubtful accounts            139          340
                    Foreign tax receivable                     612          631
                    Computer software                          570         (382)
                    Research and development                    --          (58)
                    Investment in affiliates                    --          (27)
                    Accrued expenses                           105          121
                    Goodwill                                   344           20
                    Deferred compensation                      322          254
                    Other, net                                 (13)          15
                                                           -------      -------
                                                           $ 2,571      $ 1,511
                                                           =======      =======

Management believes that it is more likely than not to realize the deferred tax asset and accordingly no valuation allowance has been provided. This conclusion is based on the belief that current and future levels of taxable income will be sufficient to realize the benefits of the deferred tax asset.

The domestic and foreign source components of income before taxes are as follows:

                                                       YEAR ENDED DECEMBER 31,
                     In thousands                  1997        1996        1995
                                                  ------------------------------
                     Domestic sources             $2,872      $  984      $6,726
                     Foreign sources               1,171       2,058       4,377

NOTE 9

EMPLOYEE BENEFIT PLANS

The Company sponsors a 401(k) retirement plan. The Company, at its discretion, matches a portion of the participants' contribution. Participants are vested in the Company's matching contribution after five years of full-time service and may join the plan January 1 and July 1. Matching contribution expense was $0.4 million, $0.4 million and $0.3 million for 1997, 1996 and 1995, respectively.

In 1994, the Company established a non-qualified deferred compensation plan. Participation is limited to officers and key employees. Assets of the plan were $2.1 million and accrued liabilities were $2.1 million at December 31, 1997 and are recorded in the long term section of the balance sheet.

The Company has incentive compensation plans covering all full-time employees and a separate incentive compensation program for certain key executive officers, including Mr. Philip Thomas. Mr. Thomas' employment agreement provides that, except for certain company-provided benefits, all of his compensation is incentive-based. The aggregate incentive compensation paid or advanced under these plans was $1.4 million, $1.5 million, and $3.2 million in 1997, 1996 and 1995, respectively. (See also Note 12 to the Consolidated Financial Statements.)

The Company self-insures its medical costs associated with injury and hospitalization to its employees and their dependents up to a limit of $50,000 per person per plan year. Insurance is purchased for claims in excess of the self-insurance limits. The current program also has contractual caps on the total aggregate claims the Company is obligated to fund in any plan year. The Company had an accrual for outstanding claims of approximately $0.1 million to cover any loss incurred, including those not yet reported, through December 31, 1997.

NOTE 10

LITIGATION

The Company is party to a legal action styled Creative Dimensions in Management, Inc. v. Thomas Group, Inc., filed September 17, 1996 in the United States District Court for the Eastern District of Pennsylvania. This matter arises out of disputes under two agreements between the Company and Creative Dimensions in Management, Inc. ("CDM"), a small private company with whom the Company had an alliance. CDMhas asserted various causes of action against the Company, including fraud, misrepresentation, breach of contract and conversion. The Company believes that CDM's claims lack merit and has filed counterclaims against CDM for breach of contract, breach of implied covenant and good faith and fair dealing, fraudulent inducement, and attorney's fees. The Company is contesting CDM's claims and is pursuing its counterclaims vigorously. The matter is in the early stage of discovery. The plaintiff is seeking at least $50 million in actual damages, punitive damages, and accounting, interests, costs of suit, attorney's fees, and injunctive relief. The Company is seeking an undetermined amount in actual damages, punitive damages, attorney's fees, and costs of suit.

The Company has become subject to various claims and other legal matters in the course of conducting its business. The Company believes that neither such claims and other legal matters nor the cost of prosecuting and/or defending such claims and other legal matters should have a material adverse effect on the Company's consolidated results of operations, financial condition or cash flows.

NOTE 11

SEGMENT DATA AND SALES TO MAJOR CUSTOMERS

The Company conducts its business primarily in two business segments, Business Improvement Services and Information Technologies. Information regarding these two segments follows:

                                                  Business
                                                 Improvement     Information
 In thousands                                     Services      Technologies      Corporate        Total
---------------------------------------------------------------------------------------------------------
1997
Sales to unaffiliated clients                       $69,620       $ 5,504     $         --       $75,124
Operating income (loss)                              25,192        (7,177)         (14,131)        3,884
Depreciation and amortization                         1,811         1,830              668         4,309
Capital expenditures                                  2,803            58              287         3,148
Identifiable assets                                  20,977         3,390           20,019        44,386

1996
Sales to unaffiliated clients                       $65,011       $ 7,018     $         --       $72,029
Operating income (loss)                              20,898        (2,600)         (15,508)        2,790
Depreciation and amortization                         2,221           730              323         3,274
Capital expenditures                                  2,064           725              320         3,109
Identifiable assets                                  18,918         6,590           13,382        38,890

1995
Sales to unaffiliated clients                       $63,392       $ 3,828    $          --       $67,220
Operating income (loss)                              23,013           370          (12,804)       10,579
Depreciation and amortization                         1,647           183              208         2,038
Capital expenditures                                  1,315            29              370         1,714
Identifiable assets                                  22,979         3,202           13,976        40,157

The Company conducts its business primarily in three geographic areas, North America, Europe and Asia. Information regarding these areas follows:

In thousands                            North America     Europe           Asia       Corporate        Total
--------------------------------------------------------------------------------------------------------------
1997
Sales to unaffiliated clients              $55,251        $14,903          $4,970   $       --        $75,124
Operating income (loss)                     15,755           (581)          2,841      (14,131)         3,884
Identifiable assets                         20,755          3,383             229       20,019         44,386

1996
Sales to unaffiliated clients              $52,463        $18,357          $1,209   $       --        $72,029
Operating income (loss)                     14,956          3,158             184      (15,508)         2,790
Identifiable assets                         21,663          3,693             152       13,382         38,890

1995
Sales to unaffiliated clients              $40,125        $27,095          $   --   $       --        $67,220
Operating income (loss)                     13,366         10,017              --      (12,804)        10,579
Identifiable assets                         20,399          5,782              --       13,976         40,157

The following table indicates those clients whose revenues were in excess of 10% of consolidated revenues in any of the three years ended December 31, 1997. These clients are all in the Business Improvement services segment.

                                       North       % of        Europe       % of Total        Asia       % of Total
In thousands                          America      Total
                                      -----------------------------------------------------------------------------
Year Ended December 31, 1997
  Client 1                            $2,297          3%       $4,466            6%         $1,082            2%
  Client 2                             7,317         10%           --           --              --           --

Year Ended December 31, 1996
  Client 1                            $5,708          8%       $1,937            3%             --           --
  Client 2                             7,746         11%           --           --              --           --
  Client 3                             4,068          6%        5,305            7%             --           --

Year Ended December 31, 1995
  Client 1                            $5,846          9%       $6,250            9%             --           --

NOTE 12

RELATED PARTY TRANSACTIONS

PHILIP R. THOMAS - Principal Stockholder - The Company has entered into 25-year lease agreements with Mr. Thomas for land on which the CEO Center is situated and a separate agreement to lease guest accommodations situated on Mr. Thomas' adjacent property. The land is leased pursuant to two 25 year leases entered into in December, 1991 and January, 1994. The annual rentals on these leases is $6,000 each, one of which has been prepaid throughout the year 2016. These guest accommodations leases provide for monthly payments of $12,960 through November 30, 2016. This rate was determined by evaluating average occupancy rates and costs of comparable facilities in the area. On December 31, 1995, the Company prepaid the guest accommodations lease in its entirety. The $0.9 million prepayment represents a discount of $0.6 million (computed on a net present value basis) from the lease payments to which Mr. Thomas was entitled. The prepayment is included in Other Assets, and is being amortized on a straight-line basis over the term of the lease.

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

The Company employed two sales executives whose focus was acquiring new business through relationships in the investment banking community. Supporting these executives, the Company incurred costs of approximately $0.6 million and $0.5 million in 1996 and 1995, respectively. These executives have an ownership interest in Celerity Partners, a limited partnership (the "Partnership") which invests in companies whose competitiveness within a particular industry may be significantly improved. The general partner of the Partnership is a limited liability company ("Celerity LLC") in which Mr. Thomas owns a 30% equity interest. The Company's board of directors has precluded Mr. Thomas from negotiating or approving contracts with any potential client in which the Partnership holds or is negotiating an ownership interest and from negotiating the Company's agreements with Celerity LLC. During 1997, the Company ended the employment of the two sales executives and entered into a "finder's agreement" with the partnership which would compensate the partnership when it delivered potential clients who ultimately entered into a business improvement program. The Company made advances to Celerity LLC in 1997 in the amount of $0.2 million against future finder's fees.

In 1997, Mr. Thomas earned $0.8 million in incentive compensation and was paid compensation advances of $1.4 million. The excess of $0.6 million will be repaid through the tender of shares to the Company, as described in the following paragraph. Mr. Thomas did not earn incentive compensation in 1996 and therefore executed a $1.5 million promissory note, bearing interest at prime plus 1/4% for advances made to him. This note was extended and will be paid by Mr. Thomas as a result of the Company's purchase of shares from Mr. Thomas, as described in the following paragraph.

On February 19, 1998, the Company entered into a stock purchase agreement with Mr. Philip R. Thomas, Chairman and Chief Executive Officer, for an as yet undetermined number of shares of common stock in exchange for $8.2 million in cash and the satisfaction of a $2.3 million outstanding debt to the Company. The ultimate number of shares to be purchased from Mr. Thomas shall be determined based on a formula and at a discount to market. The Company utilized an investment banking firm to determine the appropriate discount factor. Mr. Thomas delivered to the Company 1.4 million shares to be held in escrow until such time as the final reconciliation is performed on April 27, 1998. Any excess shares held in escrow shall be returned to Mr. Thomas. If there is a deficiency at the reconciliation, Mr. Thomas shall execute a promissory note for the difference. In addition, Mr. Thomas has the option to pay the Company in cash at the date of the reconciliation for the $2.3 million debt owed to the Company.

OTHER AFFILIATES - In 1996 the Company advanced Mr. Thomas Williams $0.2 million. Mr. Williams executed a promissory note due December 18, 2000.

A summary of current receivables from affiliates follows:

                                                                              DECEMBER 31,
                     In thousands                                           1997       1996
                                                                           -----------------
                    Philip R. Thomas - incentive compensation advances     $2,274     $1,500
                    Other affiliates - long term                           $  229     $  200

A summary of transactions with affiliates follows:

                                                                            YEAR ENDED DECEMBER 31,
                     In thousands                                        1997         1996        1995
                                                                       --------------------------------
                     Philip R. Thomas:
                     Real estate and other rentals paid to Mr. Thomas  $     6         $262        $301
                     Payments to ISSI for security systems                  --           --          94
                     Payments to BERMAC for custom
                       computer software-- prior to acquisition             --          388         139
                     Payments to Celerity-- advance against
                       finder's agreement                                  200           --          --
                     Other Affiliates:
                     Loan to Thomas Williams                                --          200          --

NOTE 13

FINANCING AGREEMENT

At December 31, 1997, the Company maintains a $20 million revolving credit agreement with Comerica Bank - Texas. This agreement expires in December 2003 and includes a call option in December 2001. Additionally, terms of the agreement provide for a $1 million per quarter reduction in any outstanding balances after the first two years. Loans under this agreement bear interest at the prime rate or other similar option. The Company utilized the credit line during 1997 to meet working capital requirements. The average daily balance outstanding under the credit line was $0.2 million and total interest paid, at an annual rate of 8.25%, was less than $0.1 million. The Company paid commitment fees for the periods for which the Company had no outstanding amounts totalling $56,000 for 1997. The Company did not borrow funds under the revolving line of credit agreements at any time during 1996 or 1995. During 1996 and 1995, the Company paid no interest but paid commitment fees of $22,000 and $23,000 respectively.

In addition, the Company has a $1.0 million credit facility with Comerica Bank - Texas for the purchase of portable computer equipment. The Company made draws of $0.9 million on this facility to purchase notebook computers.

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

Of the 1,506,818 Common Stock options outstanding at December 31, 1997, 255,577 contain a provision whereby the option can be exercised by using shares of Class B Common Stock previously acquired through the exercise of Class B stock options and held for more than six months to pay all or a portion of the option holder's exercise price. The tender of Class B Common Stock to pay for all or a portion of the exercise of Common Stock options is credited against the exercise price at the then fair market value of Class B Common Stock. The fair market value of Class B Stock is 70% of the then quoted closing price on the NASDAQ for the Company's Common Stock.

The Company has elected to continue to account for stock options issued to employees in accordance with APB opinion 25, "Accounting for Stock Issued to Employees." In February 1996 the Company granted options to officers and employees at an exercise price lower than the market price of the stock at the date of grant. The total related deferred compensation expense was $0.9 million which will be recognized as the options vest. The total 1997 compensation cost of $0.2 million was recorded as an increase in equity.

Effective for the year ended December 31, 1996, the Company was required to adopt the disclosure portion of Statement of Financial Accounting Standard No. 123 (SFAS No. 123), "Accounting for Stock Based Compensation." This statement requires the Company to provide pro forma information regarding net income applicable to common shareholders and net income per share as if compensation cost for the Company's stock options had been determined in accordance with the fair value assumptions used for grants in 1997, 1996 and 1995 as follows: dividend yield of 0% for all years; expected volatility of 65%; risk free interest rates ranging from 5% to 7%; and expected lives ranging from 3.84 to 6 years. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                  YEAR ENDED DECEMBER 31,
                     In thousands             1997          1996          1995
                                            ---------     ---------     ---------
                     Net Income
                     As reported            $   2,426     $   1,825     $   6,755
                     Pro forma              $   1,513     $   1,245     $   6,674

                     Earnings Per Share
                         As reported
                          Basic             $    0.40     $    0.31     $    1.13
                          Diluted           $    0.38     $    0.29     $    1.08
                        Pro forma
                          Basic             $    0.25     $    0.21     $    1.11
                          Diluted           $    0.24     $    0.20     $    1.06

A summary of the status of the Company's stock options to employees as of December 31, 1997, 1996 and 1995 and changes in the years then ended is presented below.

COMMON OPTION SHARES                           1997                           1996                          1995
                                     ----------------------------------------------------------------------------------------
                                                      Weighted                       Weighted                        Weighted
                                                      Average                        Average                         Average
                                                      Exercise                       Exercise                        Exercise
                                       Shares          Price         Shares           Price          Shares           Price
                                     ----------------------------------------------------------------------------------------
Outstanding at beginning of year      1,367,625      $     9.78        949,597      $    10.16      1,004,686      $     9.88
    Granted                             370,250           10.35        656,415            9.60        180,000           11.81
    Exercised                          (104,382)           6.88       (196,120)          11.19       (170,251)          10.75
    Forfeited                          (126,675)          11.90        (42,267)           9.11        (64,838)           8.86
                                     ----------      ----------     ----------      ----------     ----------      ----------
Outstanding at end of year            1,506,818      $     9.89      1,367,625      $     9.78        949,597      $    10.16
                                     ==========      ==========     ==========      ==========     ==========      ==========

Options exercisable at year-end         739,848      $    10.39        680,761      $    10.18        676,126      $    10.67
                                     ----------      ----------     ----------      ----------     ----------      ----------
Weighted average fair value of
options granted during the year                      $    10.49                     $     7.61                     $     7.27

COMMON B OPTION SHARES                        1997                           1996                            1995
                                     ----------------------------------------------------------------------------------------
                                                      Weighted                       Weighted                        Weighted
                                                      Average                        Average                         Average
                                                      Exercise                       Exercise                        Exercise
                                       Shares          Price         Shares           Price          Shares           Price
                                     ----------------------------------------------------------------------------------------
Outstanding at beginning of year         12,360      $     5.42        203,202      $     4.47        437,592      $     2.81

    Granted                                  --              --             --              --             --              --
    Exercised                            (3,360)           5.36       (180,622)           4.57       (223,790)           1.40
    Forfeited                                --              --        (10,220)           1.57        (10,600)           1.90
                                     ----------      ----------     ----------      ----------     ----------      ----------
Outstanding at end of year                9,000      $     5.44         12,360      $     5.42        203,202      $     4.47
                                     ==========      ==========     ==========      ==========     ==========      ==========
Options exercisable at year-end           9,000      $     5.44         12,360      $     5.42        200,662      $     4.46
                                     ==========      ==========     ==========      ==========     ==========      ==========

The following table summarizes information about stock options outstanding at December 31, 1997.

COMMON OPTIONS

                                                        Options Outstanding        Options Exercisable
                                                      ---------------------------------------------------
                                                        Weighted
                                                         Average    Weighted                    Weighted
                                                        Remaining    Average                     Average
                                                       Contractual  Exercise                    Exercise
                          Exercise Price  Outstanding  Live (Years)  Price      Exercisable       Price
                       ----------------------------------------------------------------------------------
                       $  0.00  -  $ 5.44       10,621    6.84      $  0.15          5,160       $ 0.32
                          6.00  -    7.94      575,231    5.96         7.47        205,221         6.77
                          8.00  -    9.94      287,824    9.43         8.48        115,642         8.41
                         10.00  -   13.75      506,367    4.81        12.12        346,047        12.26
                         14.00  -   16.88      109,475    7.83        15.58         59,744        15.54
                         17.00  -   19.13       17,300    8.49        18.51          8,034        18.54
                       ------------------    ---------    ----      -------        -------       ------
                       $  0.00  -  $19.13    1,506,818    6.40      $  9.89        739,848       $10.39
                       ==================    =========    ====      =======        =======       ======

COMMON B OPTIONS

                                                        Options Outstanding        Options Exercisable
                                                      ---------------------------------------------------
                                                        Weighted
                                                         Average    Weighted                    Weighted
                                                        Remaining    Average                     Average
                                                       Contractual  Exercise                    Exercise
                          Exercise Price  Outstanding  Live (Years)  Price      Exercisable       Price
                       ----------------------------------------------------------------------------------
                       $  5.44                   9,000    1.42      $  5.44          9,000       $ 5.44


NOTE 15

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

                                                                                                   YEAR ENDED DECEMBER 31,
In thousands, except share data                                                                 1997       1996       1995
                                                                                               ----------------------------
Interest paid                                                                                  $   98     $    1     $    8

Income taxes paid                                                                               1,310      4,176      1,920

Receipt of Class B Common Stock in payment of exercise price of Common Stock options               82      2,181      1,843

Additional Acquisition cost payable in common stock                                               300         --         --

Acquisition of Texas Stadium Suite in exchange for note payable to Mr. Thomas                      --         --        578

Prepayment of lease for CEO Center facilities in exchange for a note payable to Mr. Thomas         --         --        876
Repayment of loan by Mr. Thomas via offset with TGI prepayment of facilities lease                 --         --        705

================================================================================
                                                           REPORT OF INDEPENDENT
                                                     CERTIFIED PUBLIC ACCOUNTANT
================================================================================


Thomas Group, Inc.
Irving, Texas

We have audited the accompanying consolidated balance sheets of Thomas Group, Inc. as of December 31, 1997 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Thomas Group, Inc. at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


BDO Seidman, L.L.P.

Dallas, Texas
March 10, 1998

================================================================================
CORPORATE INFORMATION
================================================================================

International Headquarters          DIRECTORS AND EXECUTIVE OFFICERS            CORPORATE INFORMATION
5215 North O'Connor Boulevard       Philip R. Thomas                            TRANSFER AGENT
Suite 2500                          Chairman of the Board and                   Harris Trust and Savings Bank
Irving, Texas 75039-3714            Chief Executive Officer                     5050 Renaissance Tower
Telephone: (972) 869-3400                                                       1201 Elm Street
Fax: (972) 869-6501                 J. Thomas Williams                          Dallas, Texas 75270
                                    President, Chief Operating Officer and      Telephone: (214) 658-0200
Dallas Office                       President, European Business Unit           Fax: (214) 658-0222
5221 North O'Connor Boulevard
Suite 500                           James E. Dykes                              LEGAL COUNSEL
Irving, Texas 75039-3714            Executive Vice President,                   Haynes & Boone, L.L.P.
Telephone: (972) 869-4100           Corporate Development and Director          901 Main Street
Fax: (972) 401-4230                                                             3100 NationsBank Plaza
                                    Leland L. Grubb, Jr.                        Dallas, Texas 75202-3789
Detroit Office                      Vice President
201 W. Big Beaver Road              Chief Financial Officer,                    AUDITOR
Suite 201                           Treasurer, and                              BDO Seidman, L.L.P.
Troy, Michigan 48084                President, Automotive Business Unit         2323 Bryan Street
Telephone: (810) 528-5110                                                       Suite 1800
Fax: (810) 528-3271                 Herbert D. Locke                            Dallas, Texas 75201-2628
                                    Vice President
CEO Center                          President
3104 Highway 956                    Asian/Pacific Business Unit
Ethel, Louisiana 70730
Telephone: (502) 683-4557           Alexander W. Young
Fax: (504) 683-4575                 Vice President
                                    President, Utilities Business Unit
Interactive Technologies, Inc.      and Director
5221 North O'Connor Boulevard
Suite 500                           Roger A. Crabb
Irving, Texas 75039-3714            Legal Counsel and Secretary
Telephone: (972) 501-3600
Fax: (972) 501-3601                 John T. Chain
                                    Director
Interlink Technologies, Inc.        Retired Executive Vice President
5221 North O'Connor Bouleavard      Burlington Northern Railroad
Suite 500
Irving, Texas 75039-3714            Richard A. Freytag
Telephone: (972) 501-3650           Director,
Fax: (972) 501-3651                 Vice Chairman
                                    Citicorp Banking Corporation
Germany
Thomas Group GmbH
Aculeum
Hahnstrasse 43
60528 Frankfurt am Main
Germany
Telephone: + 49 (0) 69 665 38 0
Fax: + 49 (0) 69 665 38 299

Singapore
Thomas Group Asia Pte. Ltd.
Level 36, Hong Leong Building
16, Raffles Quay
Singapore 048581
Republic of Singapore
Telephone: + 65 321 8935
Fax: + 65 225 9060

FORM 10-K AND OTHER FINANCIAL
INFORMATION REQUESTS

A copy of the Annual Report on Form 10-K as filed with the Securities and Exchange Commission and other financial information is available without charge upon written request to Investor Relations, Thomas Group, Inc. 5215 N. O'Connor Boulevard, Suite 2500, Irving, Texas 75039-3714.

ANNUAL MEETING

The Annual Meeting of Shareholders will be held on July 9, 1998 at 9:00 a.m. Central Time in the Company's offices, 5215 N. O'Connor Boulevard, Suite 2500, Irving, Texas 75039-3714.

STOCK MARKET INFORMATION
AND RELATED SHAREHOLDER MATTERS

The Company's Common Stock trades on the NASDAQ National Market System under the symbol TGIS. At December 31, 1997, the Company had approximately 117 holders of record of its Common Stock. The Company has paid no cash dividends and the Company intends to retain future earnings in order to provide funds for use in the operation and expansion of the business.





40